 As filed with the Securities and Exchange Commission on October 27, 1999
                                                     Registration No. 333-86927
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                          SOMERA COMMUNICATIONS, INC.
            (Exact name of Registrant as specified in its charter)

                                ---------------

         Delaware                    5065                    77-0521878
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
     incorporation or        Classification Code
      organization)                Number)

                             5383 Hollister Avenue
                        Santa Barbara, California 93111
                                (805) 681-3322
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 DAN FIRESTONE
                            Chief Executive Officer
                          Somera Communications, Inc.
                             5383 Hollister Avenue
                        Santa Barbara, California 93111
                                (805) 681-3322
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

        Jeffrey D. Saper, Esq.               Patrick A. Pohlen, Esq.
    Richard Jay Silverstein, Esq.               COOLEY GODWARD LLP
         Craig N. Lang, Esq.                    5 Palo Alto Square
   WILSON SONSINI GOODRICH & ROSATI            3000 El Camino Real
       Professional Corporation                Palo Alto, CA 94306
          650 Page Mill Road                      (650) 843-5000
         Palo Alto, CA 94304
            (650) 493-9300

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion, dated October 27, 1999

PROSPECTUS

                                8,500,000 Shares

                                [LOGO OF SOMERA]

                                  Common Stock

--------------------------------------------------------------------------------

  This is our initial public offering of shares of common stock. We are offering 8,500,000 shares. No public market currently exists for our shares.

  We propose to list our common stock on the Nasdaq National Market under the symbol "SMRA." Anticipated price range of $11.00 to $13.00 per share.

    Investing in the shares involves risks. "Risk Factors" begin on page 6.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $     $
Underwriting Discount............................................... $     $
Proceeds to Somera Communications................................... $     $

  We have granted the underwriters a 30-day option to purchase up to 1,275,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about       , 1999.


--------------------------------------------------------------------------------


Lehman Brothers

              Dain Rauscher Wessels
                a division of Dain Rauscher Incorporated

                                                      Thomas Weisel Partners LLC

      , 1999

Immediately above 6 photographs of representative pieces of telecommunications infrastructure equipment is a heading entitled "We supply de-installed and new telecommunications equipment from over 250 different manufacturers..." The 6 photographs of equipment have the following captions beside them: "Switching," "Wireless," "Transmission," "Microwave," "Access" and "Power". Immediately below the photographs is a heading entitled "...to leading carriers".

In center of page, an oval containing the words "Somera" and the company logo.

In each of the four corners of the inside front gatefold, a circle icon with arrows pointing into and out of the oval in the center of the page. The four circle icons have the following captions: "Local Telephone Carrier," "Wireless Carrier," "Competitive Local Telephone Carrier" and "Long Distance Carrier", which are four types of customers to which Somera sells telecommunications equipment.

                               TABLE OF CONTENTS

                                         Page
                                         ----
Prospectus Summary......................   1
Risk Factors............................   6
Use of Proceeds.........................  16
Dividend Policy.........................  16
Capitalization..........................  17
Dilution................................  19
Selected Financial Data.................  20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.............................  22
Business................................  34

                                    Page
                                    ----
Management........................   46
Certain Transactions..............   56
Principal Stockholders............   58
Description of Capital Stock......   60
Shares Available for Future Sale..   63
Underwriting......................   65
Legal Matters.....................   68
Experts...........................   68
Available Information.............   69
Index to Financial Statements.....  F-1

                                ---------------

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

  Until    1999, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our financial statements and related notes appearing elsewhere in this prospectus.

  We provide telecommunications carriers with a broad range of infrastructure equipment and related services designed to meet their specific and changing equipment needs. We offer our customers a unique combination of new and de-installed equipment from a variety of manufacturers, allowing them to make multi-vendor purchases from a single, cost-effective source. De-installed equipment consists primarily of equipment professionally removed from a carrier's existing telecommunications network. Following removal, de-installed equipment is shipped to our distribution facility where we test and refurbish this equipment as necessary. To further address our customers' dynamic equipment needs, we offer a suite of customized, value-added services, including asset recovery, inventory management, technical support and other ancillary services. We sell equipment to over 750 customers which are located primarily in the United States. For the nine months ended September 30, 1999, we had net revenue of $87.0 million, gross profit of $30.3 million and net income of $16.7 million and our net revenue consisted of sales of approximately 30% of new equipment and 70% of de-installed equipment.

  The telecommunications infrastructure equipment market has experienced tremendous growth in recent years. Dataquest projects that worldwide sales of telecommunications infrastructure equipment will grow from $180 billion in 1998 to $230 billion in 2002. Telecommunications carriers are facing a number of challenges, including increased competition, the need to rapidly expand service offerings, increased demand for communications services and technology advancements. These challenges are having a significant impact on carriers' equipment and service needs. Carriers have invested hundreds of billions of dollars in telecommunications network infrastructure. To maximize the value of their investments, carriers are expanding and upgrading their existing networks and utilizing existing and new technologies and equipment from multiple vendors. In addition, carriers are seeking cost-effective ways to expand and maintain existing elements of their networks based on mature technologies. A significant portion of the equipment replaced by carriers is suitable for redeployment in other parts of a carrier's network. While historically carriers may have scrapped used equipment or let it remain idle, competitive factors increasingly require carriers to recapture a portion of their original investment. As they attempt to respond to their changing equipment and service needs, carriers are discovering that traditional equipment suppliers, including original equipment manufacturers, distributors and niche secondary market dealers are unable to fulfill their complex and changing equipment needs.

  Our innovative equipment and service offerings are delivered through our team of more than 75 sales and procurement professionals, who work individually with carriers to understand, anticipate and meet their ongoing equipment requirements. Our sales teams utilize our relationship management database, our selective inventory and our distribution center to provide our customers with rapidly deployable equipment solutions.

  The key benefits of our solution include:

  . Broad Multi-vendor Equipment Offering. We provide customers with an effective alternative to traditional telecommunications equipment supply channels by offering a broad range of new and de-installed equipment that includes switching, transmission, access, wireless, microwave and power products from a variety of manufacturers.

  . Rapid Responsiveness to Dynamic Customer Needs. We provide carriers with convenient access to our skilled and dedicated sales and service professionals who are capable of quickly identifying and responding to their diverse equipment needs by using our relationship management database and maintaining selective inventory.

  . Flexible Asset Recovery Programs. We provide innovative and effective asset recovery programs that enable carriers to cost-effectively build, upgrade and maintain their networks and to recapture value from their de-installed equipment.

  . Simplified, Value-added Materials Management Services. We provide carriers with a full range of value-added services, including technical, materials management and other network deployment services that simplifies the management of their equipment inventory and allows them to focus more on their core business.

  Our objective is to be the premier provider of telecommunications infrastructure equipment and related services to carriers worldwide. Key elements of our strategy include:

  . Expanding our penetration of the telecommunications carrier market;

  . Expanding our product lines and service capabilities;

  . Increasing our penetration into the regional bell operating companies, or RBOCs;

  . Pursuing opportunities for international growth; and

  . Pursuing selective acquisitions.

                                ----------------

  All trademarks or service marks appearing in this prospectus are the property of their respective holders.

  Somera Communications, LLC was formed in California on July 27, 1995. Somera Communications, Inc. was incorporated as a Delaware corporation in August 1999. The unit holders of Somera Communications, LLC will exchange all of their outstanding units for shares of common stock of, and Somera Communications, LLC will be succeeded by, Somera Communications, Inc. prior to this offering. Prior to the date of the exchange, Somera Communications, Inc. will have only nominal operations, assets and liabilities, and should have no contingent liabilities or commitments. Our principal executive offices are located at 5383 Hollister Avenue, Santa Barbara, California 93111. Our telephone number is (805) 681-3322. Our web site address is www.somera.com. Information contained on our web site does not constitute part of this prospectus.

                                  The Offering

Common stock offered by Somera
 Communications.................... 8,500,000 shares

Common stock outstanding after the
 offering.......................... 46,562,500 shares

Use of proceeds.................... We intend to use the net proceeds of this offering to repay outstanding bank
                                    indebtedness, for capital expenditures and
                                    for general corporate purposes, including
                                    working capital. See "Use of Proceeds."

Dividend policy.................... We do not intend to pay dividends on our common stock. We plan to retain earnings
                                    for use in the operation of our business
                                    and to fund future growth.

Proposed Nasdaq National Market
 symbol............................ "SMRA"

  In addition to the 46,562,500 shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

  . 6,750,000 shares issuable under our 1999 Stock Option Plan, consisting of:

   . 2,943,343 Somera Communications, LLC units underlying outstanding options at a weighted average exercise price of $9.53 per share, none of which were exercisable as of September 30, 1999, and which will be converted into options to purchase an equivalent number of shares under our 1999 Stock Option Plan; and

   . 3,806,657 shares available for future grants;

  . 207,655 Somera Communications, LLC units issuable upon exercise of outstanding warrants at a weighted average exercise price of $8.07 per share, which were fully exercisable as of September 30, 1999, and which will be converted into warrants exercisable for an equivalent number of shares of our common stock;

  . 300,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan; and

  . 300,000 shares available for issuance under our 1999 Director Option
    Plan.

                                ----------------

  Unless otherwise indicated, all information in this prospectus:

  . Reflects a 3 for 2 split of the Class A units and Class B units of Somera
    Communications, LLC, a California limited liability company;
  . Reflects the exchange of all of the Class A units and Class B units of Somera Communications, LLC, for shares of common stock of Somera Communications, Inc., a Delaware corporation, prior to this offering;
  . Reflects the assumption of the operations, assets, liabilities and commitments of Somera Communications, LLC by Somera Communications, Inc. prior to this offering;
  . Assumes the filing of our amended and restated certificate of incorporation, which, among other things, will authorize 200 million shares of common stock and 20 million shares of undesignated preferred stock; and
  . Assumes no exercise of the underwriters' over-allotment option.

                             Summary Financial Data

  The following table summarizes the financial data of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                    Six Months       Nine Months Ended
                          Year Ended December 31, Ended June 30,       September 30,
                          ----------------------- --------------- -----------------------
                           1996    1997    1998    1998    1999      1998        1999
                          ------- ------- ------- ------- ------- ----------- -----------
                                                  (unaudited)     (unaudited) (unaudited)
                                       (in thousands, except per share data)
Statement of Operations:
Net revenue.............  $10,149 $34,603 $72,186 $34,417 $52,834   $51,271     $87,034
Cost of net revenue.....    5,532  20,587  43,132  21,037  34,023    30,890      56,678
                          ------- ------- ------- ------- -------   -------     -------
Gross profit............    4,617  14,016  29,054  13,380  18,811    20,381      30,356
                          ------- ------- ------- ------- -------   -------     -------
Operating expenses:
  Sales and marketing...      780   2,593   5,747   2,394   4,385     3,895       7,238
  General and
   administrative.......      696   1,648   3,939   1,326   2,999     2,922       5,085
  Stock-based
   compensation.........      --      --      --      --      193       --          652
                          ------- ------- ------- ------- -------   -------     -------
    Total operating
     expenses...........    1,476   4,241   9,686   3,720   7,577     6,817      12,975
                          ------- ------- ------- ------- -------   -------     -------
Income from operations..    3,141   9,775  19,368   9,660  11,234    13,564      17,381
Interest expense, net...       18      82     187      75     144       117         656
                          ------- ------- ------- ------- -------   -------     -------
Net income..............  $ 3,123 $ 9,693 $19,181 $ 9,585 $11,090   $13,447     $16,725
                          ======= ======= ======= ======= =======   =======     =======
Net income per share--
 basic(1)...............  $  0.08 $  0.25 $  0.50 $  0.25 $  0.29     $0.35       $0.44
                          ------- ------- ------- ------- -------   -------     -------
Weighted average
 shares--basic..........   37,500  38,052  38,063  38,063  38,063    38,063      38,063
                          ------- ------- ------- ------- -------   -------     -------
Net income per share--
 diluted(1).............  $  0.08 $  0.25 $  0.50 $  0.25 $  0.29     $0.35       $0.44
                          ------- ------- ------- ------- -------   -------     -------
Weighted average
 shares--diluted........   37,500  38,052  38,063  38,063  38,069    38,063      38,115
                          ------- ------- ------- ------- -------   -------     -------

-------
(1) See Note 2 of notes to the financial statements for an explanation of the calculation of net income per unit--basic and diluted. Net income per share--basic and diluted has been stated above assuming a one-for-one exchange of the units of Somera Communications, LLC for shares of our common stock.

  The following data provides a summary of our unaudited balance sheet at September 30, 1999. The pro-forma column gives effect to:

   . the exchange on a one for one basis of all the units of Somera Communications, LLC for shares of Somera Communications, Inc.; and
   . the creation of a deferred tax asset of approximately $17.0 million as a result of the change in tax status from a limited liability company to a "C" corporation.

The as adjusted column reflects the sale of 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discount and offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                                    September 30, 1999
                                              --------------------------------
                                                                    Pro-forma
                                               Actual   Pro-forma  As Adjusted
                                              --------  ---------  -----------
                                                       (unaudited)
                                                      (in thousands)
Balance Sheet Data:
Working capital.............................. $  7,417  $  7,417     $51,177
Deferred tax asset...........................      --     17,000      17,000
Total assets.................................   29,432    46,432      83,757
Term debt....................................   48,900    48,900         --
Mandatorily redeemable Class B units.........   51,750       --          --
Total members' deficit/Stockholders' equity
 (deficit)...................................  (91,531)  (22,781)     69,879

  Commencing with 1997, our fiscal years are on a 52 and 53 week basis. For presentation purposes we are using a calendar quarter and calendar year end convention. Our fiscal year 1997 ended on December 28, 1997 and our fiscal year 1998 ended on January 3, 1999. The six month periods presented ended on June 28, 1998 and July 4, 1999 and the nine month periods presented ended on September 27, 1998 and October 3, 1999.

                                  RISK FACTORS

  You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you could lose all or part of your investment. You should also refer to other information contained in this prospectus, including our financial statements and related notes.

Our operating results are likely to fluctuate in future periods, which might lead to reduced prices for our stock.

  Our annual or quarterly operating results are difficult to predict and are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. If our annual quarterly operating results do not meet the expectations of securities analysts and investors, the trading price of our stock could significantly decline. Factors that could impact our operating results include:

  . the rate, timing and volume of orders for the telecommunications infrastructure equipment we sell;
  . the rate at which telecommunications carriers de-install their equipment; . decreases in our selling prices due to competition in the secondary market;
  . our ability to obtain products cost-effectively from original equipment manufacturers, or OEMs, distributors, carriers and other secondary sources of telecommunications equipment;
  . our ability to provide equipment and service offerings on a timely basis to satisfy customer demand;
  . variations in customer purchasing patterns due to seasonality and other factors;
  . write-offs due to inventory defects or obsolescence;
  . the sales cycle for equipment we sell, which can be relatively lengthy;
  . delays in the commencement of our operations in new market segments and geographic regions; and
  . costs relating to possible acquisitions and integration of new businesses.

Our business depends upon our ability to match third party de-installed equipment supply with carrier demand for this equipment and failure to do so could reduce our net revenue.

  Our success depends on our continued ability to match the equipment needs of telecommunications carriers with the supply of de-installed equipment available in the secondary market. We depend upon maintaining business relationships with third parties who can provide us with de-installed equipment and information on available de-installed equipment. Failure to effectively manage these relationships and match the needs of our customers with available supply of de-installed equipment could damage our ability to generate net revenue. In the event carriers decrease the rate at which they de-install their networks, or choose not to de-install their networks at all, it would be more difficult for us to locate this equipment, which could negatively impact our net revenue.

A downturn in the telecommunications industry or an industry trend toward reducing or delaying additional equipment purchases due to cost-cutting pressures could reduce demand for our products.

  We rely significantly upon customers concentrated in the telecommunications industry as a source of net revenue and de-installed equipment inventory. We believe that a downturn in the telecommunications industry in general or decreased carrier operating performance could result in reduced sales to our customers and postpone network upgrades. These reduced sales could negatively impact our ability to generate revenue and delayed projects could impair our ability to obtain de-installed telecommunications equipment.

The market for supplying equipment to telecommunications carriers is competitive, and if we cannot compete effectively, our net revenue and gross margins might decline.

  Competition among companies who supply equipment to telecommunications carriers is intense. We currently face competition primarily from three sources: original equipment manufacturers, distributors and secondary market dealers who sell new and de-installed telecommunications infrastructure equipment. If we are unable to compete effectively against our current or future competitors, we may have to lower our selling prices and may experience reduced gross margins and loss of market share, either of which could harm our business.

  Competition is likely to increase as new companies enter this market, as current competitors expand their products and services or as our competitors consolidate. Increased competition in the secondary market for telecommunications equipment could also heighten demand for the limited supply of de-installed equipment which would lead to increased prices for, and reduce the availability of, this equipment. Any increase in these prices could significantly impact our ability to maintain our gross margins.

We do not have many formal relationships with suppliers of telecommunications equipment and may not have access to adequate product supply.

  Historically, 70% or more of our annual net revenue has been generated from the sale of de-installed telecommunications equipment. Typically, we do not have supply contracts to obtain this equipment and are dependent on the de-installation of equipment by carriers to provide us with much of the equipment we sell. Our ability to buy de-installed equipment from carriers is dependent on our relationships with them. If we fail to develop and maintain these business relationships with carriers or they are unwilling to sell de-installed equipment to us, our ability to sell de-installed equipment will suffer.

Our customer base is concentrated and the loss of one or more of our key customers would have a negative impact on our net revenue.

  Historically, a significant portion of our sales have been to relatively few customers. Sales to our ten largest customers accounted for 43.8% of our net revenue in 1998, 42.2% of our net revenue in 1997, and 35.4% of our net revenue in 1996. In the nine months ended September 30, 1999, sales to our ten largest customers accounted for 33.4 % of our net revenue. In the first nine months of 1999, no single customer accounted for over 10% of our net revenue. In 1998, ALLTEL Corporation accounted for 10.2% of our net revenue, in 1997, Vodafone AirTouch plc accounted for 10.1% of our net revenue, and in 1996, ALLTEL Corporation accounted for 11.4% of our net revenue. In addition, substantially all of our sales are made on a purchase order basis, and no customer has entered into a long-term purchasing agreement with us. As a result, we cannot be certain that our current customers will continue to purchase from us. The loss of, or any reduction in orders from, a significant customer would have a negative impact on our net revenue.

We may be forced to reduce the sales prices for the equipment we sell, which may impair our ability to maintain our gross margins.

  In the future we expect to reduce prices in response to competition and to generate increased sales volume. If manufacturers reduce the prices of new telecommunications equipment we may be required to further reduce the price of the new and de-installed equipment we sell. If we are forced to reduce our prices or are unable to shift the sales mix towards higher margin equipment sales, we will not be able to maintain current gross margins.

The market for de-installed telecommunications equipment is relatively new and it is unclear whether our equipment and service offerings and our business will achieve long-term market acceptance.

  The market for de-installed telecommunications equipment is relatively new and evolving, and we are not certain that our potential customers will adopt and deploy de-installed telecommunications equipment in their networks. For example, with respect to de-installed equipment that includes a significant software component, potential customers may be unable to obtain a license or sublicense for the software. Even if they do purchase de-installed equipment, our potential customers may not choose to purchase de-installed equipment from us for a variety of reasons. Our customers may also redeploy their displaced equipment within their own networks which would eliminate their need for our equipment and service offerings. These internal solutions would also limit the supply of de-installed equipment available for us to purchase, which would limit the development of this market.

We may fail to continue to attract, develop and retain key management and sales personnel, which could negatively impact our operating results.

  We depend on the performance of our executive officers and other key employees. The loss of any member of our senior management, in particular, Dan Firestone, our chief executive officer, or other key employees could negatively impact our operating results and our ability to execute our business strategy. In addition, we depend on our sales professionals to serve customers in each of our markets. The loss of any of our sales professionals could significantly disrupt our relationships with our customers. We do not have "key person" life insurance policies on any of our employees except for Dan Firestone.

  Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the telecommunications equipment industry is intense. Additionally, we depend on our ability to train and develop skilled sales people and an inability to do so would significantly harm our growth prospects and operating performance. We have experienced, and we expect to continue to experience difficulty in hiring and retaining highly skilled employees.

Our business may suffer if we are not successful in our efforts to keep up with a rapidly changing market.

  The market for the equipment and services we sell is characterized by technological changes, evolving industry standards, changing customer needs and frequent new equipment and service introductions. Our future success in addressing the needs of our customers will depend, in part, on our ability to timely and cost-effectively:

  . respond to emerging industry standards and other technological changes; . develop our internal technical capabilities and expertise;
  . broaden our equipment and service offerings; and . adapt our services to new technologies as they emerge.

  Our failure in any of these areas could harm our business. Moreover, any increased emphasis on software solutions as opposed to equipment solutions could limit the availability of de-installed equipment, decrease customer demand for the equipment we sell, or cause the equipment we sell to become obsolete.

The lifecycles of telecommunications infrastructure equipment may become shorter, which would decrease the supply of, and carrier demand for, de-installed equipment.

  Our sales of de-installed equipment depend upon carrier utilization of existing telecommunications network technology. If the lifecycle of equipment comprising carrier networks is significantly shortened for any reason, including technology advancements, the installed base of any particular model would be limited. This limited installed base would reduce the supply of, and demand for, de-installed equipment which could decrease our net revenue.

Many of our customers are telecommunications carriers that may at any time reduce or discontinue their purchases of the equipment we sell to them.

  If our customers choose to defer or curtail their capital spending programs, it could have a negative impact on our sales to those telecommunications carriers, which would harm our business. A significant portion of our customers are emerging telecommunications carriers who compete against existing telephone companies. These new participants only recently began to enter these markets, and many of these carriers are still building their networks and rolling out their services. They require substantial capital for the development, construction and expansion of their networks and the introduction of their services. If emerging carriers fail to acquire and retain customers or are unsuccessful in raising needed funds or responding to any other trends, such as price reductions for their services or diminished demand for telecommunications services in general, then they could be forced to reduce their capital spending programs.

If we fail to implement our strategy of purchasing equipment from and selling equipment to regional bell operating companies, our growth will suffer.

  One of our strategies is to develop and expand our relationships with regional bell operating companies, or RBOCs. We believe the RBOCs could provide us with a significant source of additional net revenue. In addition, we believe the RBOCs could provide us with a large supply of de-installed equipment. We cannot assure you that we will be successful in implementing this strategy. RBOCs may not choose to sell de-installed equipment to us or may not elect to purchase this equipment from us. RBOCs may instead develop those capabilities internally or elect to compete with us and resell de-installed equipment to our customers or prospective customers. If we fail to successfully develop our relationships with RBOCs or if RBOCs elect to compete with us, our growth could suffer.

If we do not expand our international operations our growth could suffer.

  We intend to continue expanding our business in international markets. This expansion will require significant management attention and financial resources to develop a successful international business, including sales, procurement and support channels. We may not be able to maintain or increase international market demand for the equipment we sell, and therefore we might not be able to expand our international operations. We currently have limited experience providing equipment outside the United States. Sales to customers outside of the United States accounted for 10.7% of our net revenue in the nine months ended September 30, 1999 and 19.7% of our net revenue in the year ended December 31, 1998.

We may fail to engage in selective acquisitions which could limit our future growth.

  One of our strategies for growth is to engage in selective acquisitions. Our ability to conduct such acquisitions may be limited by our ability to identify potential acquisition candidates and obtain necessary financing. In the event we are unable to identify and take advantage of these opportunities, we may experience difficulties in growing our business.

If we do engage in selective acquisitions, we may experience difficulty assimilating the operations or personnel of the acquired companies, which could threaten our future growth.

   If we make acquisitions, we could have difficulty assimilating or retaining the acquired companies' personnel or integrating their operations, equipment or services into our organization. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders.

Failure to manage our rapid growth effectively could harm our results of operations.

  Since we began commercial operations in July 1995, we have experienced rapid growth and expansion that is straining our resources. In the twelve months ended September 30, 1999, the number of our employees increased from 72 to 128. Continued growth could place a further strain on our management, operational and financial resources. Our inability to manage growth effectively could harm our business. We are in the process of upgrading our internal control and information systems. We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned operational systems, procedures and controls may not be adequate to support our future operations. Delays in the implementation of new systems or operational disruptions when we transition to new systems would impair our ability to accurately forecast sales demand, manage our equipment inventory and record and report financial and management information on a timely and accurate basis.

Several key members of our management team have only recently joined us and if they are not successfully integrated into our business or fail to work together as a management team, our business will suffer.

  Several key members of our management team have joined us since May 1, 1999, including Gary Owen, our chief financial officer and Jeffrey Miller, our executive vice president of sales and marketing. Additionally, we intend to hire other key personnel, including a vice president of operations. If we cannot effectively integrate these employees into our business, or if they cannot work together as a management team to enable us to implement our business strategy, our business will suffer.

Defects in the equipment we sell may seriously harm our credibility and our business.

  Telecommunications carriers require a strict level of quality and reliability from telecommunications equipment suppliers. Telecommunications equipment is inherently complex and can contain undetected software or hardware errors. If we deliver telecommunications equipment with undetected material defects, our reputation, credibility and equipment sales could suffer. Moreover, because the equipment we sell is integrated into our customers' networks, it can be difficult to identify the source of a problem should one occur. The occurrence of such defects, errors or failures could also result in delays in installation, product returns, product liability and warranty claims and other losses to us or our customers. In some of our contracts, we have agreed to indemnify our customers against liabilities arising from defects in the equipment we sell to them. Furthermore, we supply most of our customers with guarantees that cover the equipment we offer. While we may carry insurance policies covering these possible liabilities, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim, whether successful or not, could be costly, damage our reputation and distract key personnel, any of which could harm our business.

Our strategy to outsource services could impair our ability to deliver our equipment on a timely basis.

  Currently, we depend on third parties for a variety of equipment-related services, including engineering, repair, transportation, testing, installation and de-installation. This outsourcing strategy involves risks to our business, including reduced control over delivery schedules, quality and costs and the potential absence of adequate capacity. In the event that any significant subcontractor were to become unable or unwilling to continue to perform their required services, we would have to identify and qualify acceptable replacements. This process could be lengthy, and we cannot be sure that additional sources of third party services would be available to us on a timely basis, or at all.

Our quarterly net revenue and the price of our stock may be negatively impacted by the seasonal purchasing patterns of our customers.

  Our quarterly net revenue may be subject to the seasonal purchasing patterns of our customers. If our quarterly net revenue fails to meet the expectations of analysts due to those seasonal fluctuations, the trading price of our common stock could be negatively affected. Historically, net revenue in the third quarter has been typically lower than that of the second quarter of that year. For example, our net revenue decreased in the quarter ended September 30, 1998 compared to our net revenue for the quarter ended June 30, 1998. We believe this trend may occur as a result of our customers' annual budgetary, procurement and sales cycles.

Our ability to meet customer demand and the growth of our net revenue could be harmed if we are unable to manage our inventory needs accurately.

  To meet customer demand in the future, we believe it is necessary to maintain or increase some levels of inventory. Failure to maintain adequate inventory levels in these products could hurt our ability to make sales to our customers. In the past, we have experienced inventory shortfalls, and we cannot be certain that we will not experience shortfalls again in the future, which could harm our reputation and our business. Further, rapid technology advancement could make our existing inventory obsolete and cause us to incur losses. In addition, if our forecasts lead to an accumulation of inventories that are not sold in a timely manner, our business could suffer.

Our failure and the failure of our suppliers and customers to be year 2000 compliant could harm our business by making it more difficult for us to communicate effectively with our customers and suppliers and by causing the equipment we sell to fail.

  Many currently installed computer systems and software products are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including telecommunications, technology, transportation, utilities and finance, could likely produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. These computer systems and software failures could make it more difficult for us to communicate effectively with our suppliers and customers. In addition, we face the possibility that the equipment we sell will fail due to processing errors caused by inaccurate calculations with respect to the year 2000.

The corruption or interruption of key software systems we use could cause our business to suffer if it delays or restricts our ability to meet our customers' needs.

  We rely on the integrity of key software and systems. Specifically we rely on our relationship management database which tracks information on currently or potentially available de-installed equipment. This software and these systems may be vulnerable to harmful applications, computer viruses and other forms of corruption and interruption. In the event our software or systems are affected by any form of corruption or interruption, it could delay or restrict our ability to meet our customers' needs, which could harm our reputation or business.

If we are unable to meet our additional capital needs in the future, we may not be able to execute our business growth strategy.

  We currently anticipate that our available cash resources, combined with the net proceeds from this offering and financing available under our revolving loan facility, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, our resources may not be sufficient to satisfy these requirements. We may need to raise additional funds through public or private debt or equity financings to:

  . take advantage of business opportunities, including more rapid international expansion or acquisitions of complementary businesses; . develop and maintain higher inventory levels;
  . gain access to new product lines;
  . develop new services; or
  . respond to competitive pressures.

  Any additional financing we may need might not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our business could suffer if the inability to raise this funding threatens our ability to execute our business growth strategy. Moreover, if additional funds are raised through the issuance of equity securities, the percentage of ownership of our current stockholders will be reduced. Newly issued equity securities may have rights, preferences and privileges senior to those of investors in our common stock. In addition, the terms of any debt could impose restrictions on our operations.

Our facilities could be vulnerable to damage from earthquakes and other natural disasters.

  Our facilities are located on or near known earthquake fault zones and are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. If a disaster occurs, our ability to test and ship the equipment we sell would be seriously, if not completely, impaired, and our inventory could be damaged or destroyed, which would seriously harm our business. We cannot be sure that the insurance we maintain against fires, floods, earthquakes and general business interruptions will be adequate to cover our losses in any particular case.

You might not be able to sell your stock if an active public market does not develop for our stock.

  Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The initial public offering price of the common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market.

The price of our common stock may be volatile and subject to wide fluctuations, which may limit your ability to resell your shares at or above the initial public offering price.

  The trading price of our common stock may be volatile. The stock prices of technology and telecommunications-related companies have experienced extreme volatility that often has been unrelated to the operating performance of these particular companies. Fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, you may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

  . our ability to meet growth, revenue and earnings expectations;
  . industry announcements regarding technological innovations or strategic relationships; and
  . conditions affecting the telecommunications industry generally.

Provisions in our charter documents might deter acquisition bids for us.

  There are provisions in our charter documents and other provisions under Delaware law that could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. See "Description of Capital Stock -- Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions" for further discussion of the specific provisions in our charter documents that may delay or prevent a change in our control.

Our officers and directors exert substantial influence over us, and may make future business decisions with which some of our stockholders might disagree.

  We anticipate that our executive officers, our directors and entities affiliated with them will beneficially own an aggregate of approximately 69.6% of our outstanding common stock following the completion of this offering. As a result, these stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

Management could invest or spend the proceeds of this offering not being used to repay debt in ways with which the stockholders might not agree.

  We intend to use a significant portion of the net proceeds of this offering to repay our debt rather than build our business. In addition, we have no specific allocations for any other net proceeds of this offering that are not being used to repay debt other than a portion for capital expenditures. Consequently, management will retain a significant amount of discretion over the application of these proceeds. Because of the number and variability of factors that will determine our use of these proceeds, how we spend the proceeds may vary substantially from our current intentions.

You will incur immediate and substantial dilution.

  The initial public offering price is substantially higher than the pro-forma net tangible book value (deficit) per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the amount of $10.50 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution."

Special note regarding forward-looking statements.

  This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risks Factors" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                                USE OF PROCEEDS

  We estimate the net proceeds from the offering to be approximately $93.8 million, or $108.0 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses.

  We intend to use $50.0 million of the proceeds from the offering to repay the entire outstanding amount of our term loan facility. We also intend to use a portion of the proceeds to repay the entire outstanding amount drawn under our revolving loan facility, which is approximately $6.4 million as of September 30, 1999. These loans, as of September 30, 1999, have an interest rate of 8.9% on an outstanding amount of $3.5 million, and 9.5% for the remaining outstanding amount of $2.9 million of the loan, and have a maturity date of August 31, 2004. For additional information please see "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources." The proceeds from our term loan facility were used to make a distribution to our members of $48.5 million in September 1999. We currently intend to use approximately $2.0 million of the proceeds for capital expenditures, however there are currently no specific projects identified and we expect to use the remaining proceeds for general corporate purposes, including working capital. As of the date of this prospectus, we cannot specify the particular uses for the general corporate purposes of our proceeds. Accordingly, our management will have broad discretion in the application of the net proceeds.

  We intend to invest the remainder of the net proceeds in short-term, interest bearing, investment grade marketable securities.

                                DIVIDEND POLICY

  While we do not plan to pay dividends, any future determination to pay dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant. We plan to retain earnings for use in the operation of our business and to fund future growth.

  Since our inception in July 1995, we have operated in the form of a limited liability company and income has been taxed directly to our equity members. During this time, we have made regular quarterly distributions to our members based on our funds available for distribution. In 1996, we made quarterly distributions in an annual aggregate amount of $0.06 per unit to our members. In 1997, we made quarterly distributions in an annual aggregate amount of $0.20 per unit to our members. In 1998, we made quarterly distributions in an annual aggregate amount of $0.43 per unit to our members. In the period beginning January 1, 1999 through October 1999, which includes the distribution of the proceeds of our term loan facility, we made quarterly distributions in an aggregate amount of $1.75 per unit to our members. In addition, we may make additional distributions to our members until the time that we convert from a limited liability company to a Delaware corporation. See "Certain Transactions" for additional information regarding this term loan facility.

                                 CAPITALIZATION

  The following table sets forth our short-term debt and capitalization as of September 30, 1999. Our capitalization is presented:

  . on an actual basis;

  . on a pro forma basis to reflect:

   . the exchange on a one for one basis of all the units of Somera Communications, LLC for common shares of Somera Communications, Inc.; and

   . the creation of a deferred tax asset of approximately $17.0 million as a result of the change in tax status from a limited liability company to a "C" corporation.

  . on a pro forma as adjusted basis to reflect:

   . the sale of 8,500,000 shares of common stock at an assumed initial public offering price of $12.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses; and

   . the application of the net proceeds by us from the offering, including the repayment of the $50.0 million term loan from a syndicate of financial institutions led by Fleet National Bank.

  Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this prospectus.

                                                       September 30, 1999
                                                 -------------------------------
                                                                      Pro-forma
                                                  Actual   Pro-forma As Adjusted
                                                 --------  --------- -----------
                                                   (in thousands, except per
                                                          share data)
   Borrowing under revolving credit facility...  $  6,435   $ 6,435        --
   Capital lease obligation--current portion          255       255        255
                                                 --------   -------    -------
     Total short-term debt.....................     6,690     6,690        255
                                                 --------   -------    -------
   Capital lease obligations...................       575       575        575
                                                 --------   -------    -------
   Term loan facility..........................    48,900   48,900         --
                                                 --------   -------    -------
   Mandatorily redeemable Class B units; 14,070
    units actual, no units pro-forma and pro-
    forma as adjusted:.........................    51,750       --         --
                                                 --------   -------    -------
   Members' deficit/stockholders' equity
    (deficit):
     Class A 23,993 units actual, no units pro-
      forma and pro-forma as adjusted..........   (79,658)      --         --
     Class B...................................   (11,165)      --         --
   Common stock, $0.001 par value;
     Authorized 200,000 shares; issued 38,063
      shares
     pro-forma and 46,563 shares pro-forma as
      adjusted.................................       --         38         47
   Additional paid in capital .................       --    (39,111)    54,640
   Retained Earnings...........................       --     17,000     15,900
   Unearned Stock based compensation...........      (708)     (708)      (708)
                                                 --------   -------    -------
     Total members' deficit/stockholders'
      equity (deficit).........................   (91,531)  (22,781)    69,879
                                                 --------   -------    -------
      Total capitalization.....................  $  9,694   $26,694    $70,454
                                                 ========   =======    =======

  We expect there to be 46,562,500 shares outstanding after the offering. In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

  . 6,750,000 shares issuable under our 1999 Stock Option Plan, consisting of:

   . 2,943,343 Somera Communications, LLC units underlying outstanding options at a weighted average exercise price of $9.53 per share, none of which were exercisable as of September 30, 1999, and which will be converted into options to purchase an equivalent number of shares under our 1999 Stock Option Plan; and

   . 3,806,657 shares available for future grants;

  . 207,655 Somera Communications, LLC units issuable upon exercise of outstanding warrants at a weighted average exercise price of $8.07 per share, which were fully exercisable as of September 30, 1999, and which will be converted into warrants exercisable for an equivalent number of shares of our common stock;

  . 300,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan; and

  . 300,000 shares available for issuance under our 1999 Director Option
    Plan.

                                    DILUTION

  Our pro-forma net tangible book value (deficit) as of September 30, 1999 was ($22.8) million or ($0.60) per share. Pro-forma net tangible book value (deficit) per share is determined by dividing the pro-forma number of 38,062,500 outstanding shares of common stock into our pro-forma (deficit), which is our pro-forma total tangible assets less total liabilities. After giving effect to the receipt of the estimated net proceeds from this offering, based upon an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro-forma as adjusted net tangible book value (deficit) as of September 30, 1999 would have been approximately $69.9 million, or $1.50 per share. This represents an immediate increase in pro-forma net tangible book value (deficit) of $2.10 per share to existing stockholders and an immediate dilution of $10.50 per share to new investors purchasing shares at an assumed initial public offering price of $12.00 per share, initial public offering price. The following table illustrates the per share dilution:

   Assumed initial public offering price per share..............          $12.00
     Pro-forma net tangible book value (deficit) per share as of
      September 30, 1999........................................  $(0.60)
     Increase per share attributable to new investors...........    2.10
                                                                  ------
   Pro-forma net tangible book value (deficit) per share after
    offering....................................................            1.50
                                                                          ------
   Dilution per share to new investors..........................          $10.50
                                                                          ======

  The following table summarizes as of September 30, 1999, on the pro-forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 38,062,500  81.7%  $ 52,261,000  33.9%    $1.37
New investors.................  8,500,000  18.3    102,000,000  66.1     12.00
                               ----------  ----   ------------  ----     -----
    Total..................... 46,562,500  100%   $154,261,000  100%     $3.31
                               ==========  ====   ============  ====     =====

  We expect to have 46,562,500 shares outstanding after the offering. In addition to the shares of common stock to be outstanding after the offering, we may issue up to 7,557,655 additional shares of common stock. For additional information, please see the description of additional shares contained in "Capitalization" on page 18.

                            SELECTED FINANCIAL DATA

  You should read the following selected financial data with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statements of operations for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1999, and the balance sheet data at December 31, 1997, and 1998, and June 30, 1999, are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The statement of operations for the six months ended June 30, 1998 and nine months ended September 30, 1998 and 1999 and the balance sheet data at September 30, 1999 is derived from our unaudited financial statements included elsewhere in this prospectus. The balance sheet data at December 31, 1996 is derived from our audited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the balance sheet and results of operations for the periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.


                                Years Ended        Six Months Ended      Nine Months Ended
                               December 31,            June 30,            September 30,
                          ----------------------- ------------------- -----------------------
                           1996    1997    1998      1998      1999      1998        1999
                          ------- ------- ------- ----------- ------- ----------- -----------
                                                  (unaudited)         (unaudited) (unaudited)
                                         (in thousands, except per share data)
Statements of
 Operations:
Net revenue.............  $10,149 $34,603 $72,186   $34,417   $52,834   $51,271     $87,034
Cost of net revenue.....    5,532  20,587  43,132    21,037    34,023    30,890      56,678
                          ------- ------- -------   -------   -------   -------     -------
Gross profit............    4,617  14,016  29,054    13,380    18,811    20,381      30,356
                          ------- ------- -------   -------   -------   -------     -------
Operating expenses:
 Sales and marketing....      780   2,593   5,747     2,394     4,385     3,895       7,238
 General and
  administrative........      696   1,648   3,939     1,326     2,999     2,922       5,085
 Stock-based
  compensation..........      --      --      --        --        193       --          652
                          ------- ------- -------   -------   -------   -------     -------
   Total operating
    expenses............    1,476   4,241   9,686     3,720     7,577     6,817      12,975
                          ------- ------- -------   -------   -------   -------     -------
Income from operations..    3,141   9,775  19,368     9,660    11,234    13,564      17,381
Interest expense, net...       18      82     187        75       144       117         656
                          ------- ------- -------   -------   -------   -------     -------
Net income..............  $ 3,123 $ 9,693 $19,181   $ 9,585   $11,090   $13,447     $16,725
                          ======= ======= =======   =======   =======   =======     =======
Net income per share--
 basic(1)...............  $  0.08 $  0.25 $  0.50   $  0.25   $  0.29   $  0.35     $  0.44
                          ------- ------- -------   -------   -------   -------     -------
Weighted average
 shares--basic..........   37,500  38,052  38,063    38,063    38,063    38,063      38,063
                          ------- ------- -------   -------   -------   -------     -------
Net income per share--
 diluted(1).............  $  0.08 $  0.25 $  0.50   $  0.25   $  0.29   $  0.35     $  0.44
                          ------- ------- -------   -------   -------   -------     -------
Weighted average
 shares--diluted........   37,500  38,052  38,063    38,063    38,069    38,063      38,115
                          ------- ------- -------   -------   -------   -------     -------

--------
(1) See note 2 of Notes to the financial statements for an explanation of the calculation of net income per unit--basic and diluted. Net income per share--basic and diluted has been stated above assuming a one for one exchange of the units of Somera Communications, LLC for shares of our common stock.

                                     December 31,
                                ----------------------  June 30,  September 30,
                                 1996   1997    1998      1999        1999
                                ------ ------ --------  --------  -------------
                                                                   (unaudited)
                                               (in thousands)
Balance Sheet Data:
Working capital...............  $1,797 $4,602 $  9,482  $  9,975    $  7,417
Total assets..................   3,882  9,281   17,009    27,202      29,432
Notes payable--net of current
 portion......................     662    638    1,838     1,957         --
Mandatorily redeemable Class B
 units........................     --     --    51,750    51,750      51,750
Capital lease obligation--net
 of current portion...........     --     --       --        541         575
Members' capital (deficit)....   1,251  3,787  (45,136)  (42,765)    (91,531)

  Commencing with 1997 our fiscal years are on a 52 and 53 week basis. For presentation purposes we are using a calendar quarter and calendar year end convention. Our fiscal years 1997 and 1998 ended on December 28, 1997 and January 3, 1999. The six month periods presented ended on June 28, 1998 and July 4, 1999 and the nine month periods presented ended on September 27, 1998 and October 3, 1999.

  From our inception in July 1995 to December 31, 1995, we were engaged principally in the commencement of our business operations and recorded approximately $240,000 of net revenue from product shipments, $122,000 of cost of net revenue and $61,000 of operating expenses during that period. Accordingly, as such amounts are not significant, the results for the period from our inception to December 31, 1995 have not been presented in the tables above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of financial condition and results of operations should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of factors, including those discussed previously, under "Risk Factors" or in other parts of in this prospectus.

Overview

  We provide telecommunications carriers with a broad range of infrastructure equipment and related services designed to meet their specific and changing equipment needs. We generate revenue from sales of new and de-installed telecommunications infrastructure equipment. Our customers include incumbent local exchange carriers, long distance carriers, wireless carriers and competitive local exchange carriers. Incumbent local exchange carriers, or ILECs, provided local telephone service on an exclusive basis prior to deregulation. Since deregulation, competitive local exchange carriers, or CLECs, have competed with ILECs to provide local telecommunications service. We do not manufacture any of the equipment we sell.

  We purchase de-installed equipment primarily from telecommunications carriers, many of whom are also our customers. We purchase the new equipment we sell primarily from OEMs and distributors. By using our relationship management database to track carriers' de-installed equipment we are able to offer our customers a broad range of equipment. We generally have not entered into long-term contracts or distribution arrangements with our suppliers, and if we fail to develop and maintain our relationships with our suppliers, our business will suffer.

  Historically, 70% or more of our annual net revenue has been generated from the sale of de-installed equipment. We market and sell this equipment through our industry focused sales teams. A majority of our sales to date have been to customers located in the United States. Sales to customers outside of the United States accounted for 10.7% of our net revenue in the nine months ended September 30, 1999, 19.7% of our net revenue in 1998, 16.5% of our net revenue in 1997 and 6.8% of our net revenue in 1996. We expect sales to carriers in the United States to continue to account for the majority of our net revenue for the foreseeable future. Currently, all of our equipment sales are denominated in U.S. dollars.

  In the first nine months of 1999, no single customer accounted for more than 10% of our net revenue. In 1998, ALLTEL Corporation accounted for 10.2% of our net revenue, in 1997, Vodafone AirTouch plc accounted for 10.1% of our net revenue and in 1996, ALLTEL Corporation accounted for 11.4% of our net revenue. In the nine months ended September 30, 1999, and in the years ended December 31, 1998, 1997 and 1996, no suppliers accounted for more than 10% of our equipment purchases.

  Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we may commit resources to the procurement and testing of products without having received advance purchase commitments from customers. We anticipate that our operating results for any given period will continue to be dependent, to a significant extent, on purchase orders. These purchase orders can be delayed or canceled by our customers without penalty. Additionally, as telecommunications equipment supplier competition increases, we may need to lower our selling prices or pay more for the equipment we procure. Consequently, our gross margins may decrease over time. We generally recognize revenue, net of estimated provisions for returns and warranty obligations where significant, when we ship equipment to our customers.

  The market for telecommunications equipment is characterized by intense competition. We believe that our ability to remain competitive depends on enhancing the existing service levels we provide to our customers, acquiring access to a broader selection of equipment, developing new customer relationships and expanding our existing customer penetration levels. Failure to accomplish these goals could harm our growth prospects and operating results.

Corporate History

  We were organized as a California limited liability company, or LLC, and commenced operations in July 1995. In July 1998, we undertook a recapitalization in which outside investors purchased Class B units representing approximately 37.0% of Somera Communications, LLC for $51.8 million. These Class B units have significant rights and preferences over our Class A units, including liquidation preferences, redemption rights under specific circumstances at the option of the holder, and the right of one of those Class B investors to elect two members to the board of managers of Somera Communications, LLC. These rights will lapse upon the exchange of the outstanding limited liability company units for our common stock. We used all of the proceeds from the sale of the Class B units to repurchase a portion of the outstanding units from a number of our initial unit holders.

  In August 1999, we entered into a credit agreement with a syndicate of financial institutions led by Fleet National Bank. The credit facility consists of a term loan facility for $50.0 million and a revolving loan facility for up to $15.0 million. As of September 30, 1999, $50.0 million in principal was outstanding under the term loan. Of this $50.0 million, $48.5 million had been distributed to the unit holders of Somera Communications, LLC, who will become our stockholders after the exchange of their units prior to this offering. As of September 30, 1999, $6.4 million had been drawn under the revolving loan facility. For more information on the Fleet National Bank credit facility, please see "Certain Transactions."

  Prior to the consummation of this offering, we will exchange shares of our common stock for all of the outstanding units of Somera Communications, LLC and subsequently assume the operations, assets and liabilities of the limited liability company.

Results of Operations

 Nine Months Ended September 30, 1999 and 1998

  Net Revenue. Net revenue consists of sales of new and de-installed telecommunications equipment, including switching, transmission, access, wireless, microwave and power products. Net revenue increased to $87.0 million in the nine months ended September 30, 1999 from $51.3 million in the nine months ended September 30, 1998. The increase in net revenue was driven by greater customer demand for our equipment in general rather than significant increases in the price of the products we sold, our expansion in United States markets and growth in significant customer accounts. Net revenue attributable to new equipment sales increased to $26.7 million in the nine months ended September 30, 1999 from $11.6 million in the nine months ended September 30, 1998. The increase in net revenue attributable to new equipment sales was due to greater customer demand for new telecommunications equipment and our offering a broader variety of new equipment to customers. We believe that net revenue attributable to new equipment sales will continue to increase in response to customers demand for new telecommunications equipment. Net revenue attributable to de-installed equipment sales increased to $60.3 million in the nine months ended September 30, 1999 from $39.7 million in the nine months ended September 30, 1998. The increase in net revenue attributable to de-installed equipment sales was due to greater demand among our customers in connection with the build out and servicing of their existing networks. We believe net revenue attributable to de-installed equipment will increase as our customers continue to build out their existing networks.

  Cost of Net Revenue. Substantially all of our cost of net revenue consists of the costs of the equipment we purchase from third party sources. Cost of net revenue increased to $56.7 million in the nine months ended September 30, 1999 from $30.9 million in the nine months ended September 30, 1998. The increase in cost of net revenue during this period is primarily attributable to increases in our volume of new and de-installed equipment sales. Cost of net revenue attributable to new equipment sales increased to $22.4 million in the nine months ended September 30, 1999 from $9.3 million in the nine months ended September 30, 1998. The increase in cost of net revenue attributable to new equipment was due primarily to increases in the volume of new equipment we sold rather than increased unit costs of equipment we purchased. We believe these costs may continue to increase as we purchase additional new equipment to satisfy customer demand. Cost of net revenue attributable to de-installed equipment sales increased to $34.3 million in the nine months ended September 30, 1999 from $21.5 million in the nine months ended September 30, 1998. The increase in cost of net revenue attributable to de-installed equipment was due primarily to increased volume of de-installed equipment sales and fluctuations due to large, non-recurring purchases of de-installed equipment. We believe that the costs of net revenues attributable to de-installed equipment will continue to increase as our volume of de-installed equipment sales increases in response to customer demand. Gross profit as a percentage of net revenue, or gross margin, declined to 34.9% in the nine months ended September 30, 1999 from 39.8% in the nine months ended September 30, 1998. The decline in gross margins was primarily due to an increase in the proportion of new equipment we sold, which generally has lower gross margins than de-installed equipment, fluctuations in the prices of a number of our purchase transactions, and increased competition in the procurement of de-installed equipment generally. Gross margin attributable to new equipment sales decreased to 16.0% in the nine months ended September 30, 1999 from 19.7% in the nine months ended September 30, 1998. The decrease in gross margin attributable to new equipment sales was due primarily to fluctuations in the mix of equipment we sold. We believe these gross margins will continue to fluctuate depending upon the mix of the new equipment we sell. Gross margin attributable to de-installed equipment sales decreased to 43.2% in the nine months ended September 30, 1999 from 45.6% in the nine months ended September 30, 1998. The decrease in gross margin attributable to de-installed equipment sales was due primarily to decreased prices of the de-installed equipment we purchased relating to a number of large, non-recurring purchase transactions in the nine months ended September 30, 1998. We believe that gross margins attributable to de-installed equipment sales may continue to fluctuate depending upon the mix of de-installed equipment we sell and our ability to make significant discounted purchases.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and benefits for sales, marketing and procurement employees as well as costs associated with advertising and promotions. A majority of our sales and marketing expenses are incurred in connection with establishing and maintaining long-term relationships with a variety of carriers. Sales and marketing expenses increased to $7.2 million in the nine months ended September 30, 1999 from $3.9 million in the nine months ended September 30, 1998. This increase was due to higher absolute commission expenses consistent with increased gross profit upon which our sales commissions are based, as well as the hiring of additional sales and procurement personnel, including a new executive vice president of sales and marketing. We expect that our sales and marketing expenses will continue to increase as we expand our product and service offerings, increase our hiring of additional sales personnel and pay commissions consistent with increased gross profit, although such expenses may vary as a percentage of net revenue.

  General and Administrative. General and administrative expenses consist principally of salary and benefit costs for executive and administrative personnel, as well as legal, accounting and other professional fees. General and administrative expenses increased to $5.1 million in the nine months ended September 30, 1999 from $2.9 million in the nine months ended September 30, 1998. This increase was due primarily to the increase in employees resulting from the expansion of our operations, as well as recruitment costs. We expect that general and administrative expenses will increase in the future as we expand our operations, although such expenses may vary as a percentage of net revenue.

  Stock-based Compensation. The stock-based compensation charges relate to warrants for common stock granted in exchange for services and options granted to officers and a director in the nine months ended September 30, 1999. The warrants, which were fully vested at the date of grant, entitle the holders to purchase up to 207,655 shares of common stock and resulted in a one-time charge of approximately $530,000 in the nine months ended September 30, 1999. In July 1999, we issued stock options to two officers and one outside director resulting in unearned stock-based compensation of $830,000 which will be amortized over the vesting period, generally four years, of the underlying options. Amortization of the stock option charge during the nine months ended September 30, 1999 amounted to $122,000. The remaining charge will be amortized to net income as follows: $122,000 for the remainder of 1999, $367,000 in 2000, $148,000 in 2001, $63,000 in 2002 and $8,000 in 2003. There was no stock-based compensation charge in the nine months ended September 30, 1998.

  Interest Expense, Net. Interest expense, net consists of interest expense associated with debt obligations offset by interest income earned on cash and cash equivalent balances. Interest expense, net increased to $656,000 in the nine months ended September 30, 1999 from $117,000 in the nine months ended September 30, 1998. This increase was due to a higher level of outstanding principal to satisfy greater working capital needs and to service the term loan facility.

Years Ended 1998, 1997 and 1996

  Net Revenue. Net revenue increased to $72.2 million in 1998 from $34.6 million in 1997 and $10.1 million in 1996. The increase in net revenue from 1997 to 1998 was due to significant increases of sales in both the United States and Latin American markets, an increase in sales of new equipment and the growth of several customer accounts. The increase in net revenue from 1996 to 1997 was primarily due to significant increases in sales of de-installed equipment. The increases in net revenue are only nominally attributable to increases in the prices we charge for our products. Net revenue attributable to new equipment sales increased to $17.1 million in 1998 from $3.1 million in 1997. We had no revenue attributable to new equipment sales in 1996. The increase in net revenue attributable to new equipment sales from 1997 to 1998 was due to significant increases in existing customer demand for new equipment. The increase in net revenue attributable to new equipment sales from 1996 to 1997 was due to our initiation of sales of new equipment in response to customer demand. Net revenue attributable to de-installed equipment sales increased to $55.1 million in 1998 from $31.7 million in 1997 and $10.1 million in 1996. The increase in net revenue attributable to de-installed equipment sales from 1997 to 1998 was due to increased customer demand for de-installed equipment in connection with the buildout and servicing of existing networks and a broader offering of de-installed equipment. The increase in net revenue attributable to de-installed equipment sales from 1996 to 1997 was due to significant increases in customer demand in general.

  Cost of Net Revenue. Cost of net revenue increased to $43.1 million in 1998 from $20.6 million in 1997 and $5.5 million in 1996. Substantially all of the increase in cost of net revenue for each of these periods was due to the increase in procurement costs associated with increased volumes of equipment we sold. These increased costs are only nominally attributable to increases in the costs of the equipment we purchase from third parties because these costs have remained relatively stable. Cost of net revenue attributable to new equipment sales increased to $13.8 million in 1998 from $2.5 million in 1997. We had no costs of net revenue attributable to new equipment sales in 1996. The increase in cost of net revenue attributable to new equipment sales is due primarily to increased volumes of new equipment purchased from third parties to be sold to customers. Cost of net revenue attributable to de-installed equipment sales increased to $29.4 million in 1998 from $18.1 million in 1997 and $5.5 million in 1996. The increase in cost of net revenue attributable to de-installed equipment sales is due primarily to increased volumes of de-installed equipment purchased from third parties to be sold to customers. The gross margin decreased to 40.2% in 1998, from 40.5% in 1997 and 45.5% in 1996. The relatively stable gross margin levels between 1998 and 1997 were due to increased volumes of sales of higher margin de-installed equipment in 1998, offsetting an increased portion of lower margin new equipment sales in the same period. The decrease in gross margin in 1997 and 1996 was due to a change in sales mix to include more new equipment which has lower gross margins than de-installed equipment, and an increase in the cost of procuring de-installed equipment due to greater secondary market competition. Gross margin attributable to new equipment sales increased to 19.5% in 1998 from 18.3% in 1997. The increase in gross margin attributable to new equipment sales is due to primarily to fluctuations in the equipment we sold. Gross margin attributable to de-installed equipment sales increased to 46.7% in 1998 from 42.7% in 1997 and 45.5% in 1996. The increase in gross margin attributable to de-installed equipment sales is due primarily to favorable pricing related to a number of large, non-recurring purchase transactions in 1998.

  Sales and Marketing. Sales and marketing expenses increased to $5.7 million in 1998 from $2.6 million in 1997 and $780,000 in 1996. The increases for each of these periods were primarily due to the addition of sales and procurement personnel, including sales managers, higher absolute commission expenses consistent with increased gross profit and increased marketing efforts.

  General and Administrative. General and administrative expenses increased to $3.9 million in 1998 from $1.6 million in 1997 and $696,000 in 1996. The increase from 1998 compared with 1997 was due to a significant increase in headcount resulting from the expansion of our operations, and due to approximately $700,000 in financing costs attributable to our recapitalization in July 1998. The increase from 1997 compared with 1996 was due primarily to the increase in salaries and benefits payable to executive and administrative employees resulting from the expansion of our operations.

  Interest Expense, Net. Interest expense, net increased to $187,000 in 1998, from $82,000 in 1997, and $18,000 in 1996. The increases for those periods were due to higher borrowing levels necessary to fund our working capital requirements.

Quarterly Results of Operations

  The following tables set forth unaudited statement of operations data for each of the eight quarters in the period ended September 30, 1999, as well as the percentage of our net revenue represented by each item. In our opinion, this unaudited information has been prepared on the same basis as the annual financial statements. This information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation when read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                     Quarter Ended
                          ------------------------------------------------------------------------
                           Dec.               June     Sept.    Dec,               June     Sept.
                            31,    March 31,   30,      30,      31,    March 31,   30,      30,
                           1997      1998     1998     1998     1998      1999     1999     1999
                          -------  --------- -------  -------  -------  --------- -------  -------
                                                        (unaudited)
                                                      (in thousands)
Statement of Operations
Data:
Net revenue.............  $12,257   $14,258  $20,159  $16,854  $20,915   $23,248  $29,586  $34,200
Cost of net revenue.....    7,478     8,688   12,349    9,853   12,242    14,609   19,414   22,655
                          -------   -------  -------  -------  -------   -------  -------  -------
Gross profit............    4,779     5,570    7,810    7,001    8,673     8,639   10,172   11,545
Operating expenses:
  Sales and marketing...      864       990    1,404    1,501    1,853     1,967    2,418    2,853
  General and
   administrative.......      543       525      801    1,596    1,016     1,420    1,579    2,086
  Stock-based
   compensation.........      --        --       --       --       --        --       193      459
                          -------   -------  -------  -------  -------   -------  -------  -------
    Total operating
     expenses...........    1,407     1,515    2,205    3,097    2,869     3,387    4,190    5,398
                          -------   -------  -------  -------  -------   -------  -------  -------
Income from operations..    3,372     4,055    5,605    3,904    5,804     5,252    5,982    6,147
Interest expense, net...       18        18       57       42       70        59       85      512
                          -------   -------  -------  -------  -------   -------  -------  -------
Net income..............  $ 3,354   $ 4,037  $ 5,548  $ 3,862  $ 5,734   $ 5,193  $ 5,897  $ 5,635
                          =======   =======  =======  =======  =======   =======  =======  =======

As a Percentage of
Net Revenue:
Net revenue.............    100.0%    100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%
Cost of net revenue.....     61.0      60.9     61.3     58.5     58.5      62.8     65.6     66.2
                          -------   -------  -------  -------  -------   -------  -------  -------
Gross profit............     39.0      39.1     38.7     41.5     41.5      37.2     34.4     33.8
Operating expenses:
  Sales and marketing...      7.1       7.0      6.9      8.9      8.9       8.5      8.2      8.3
  General and
   administrative.......      4.4       3.7      4.0      9.4      4.8       6.1      5.3      6.1
  Stock-based
   compensation.........      --        --       --       --       --        --       0.7      1.4
                          -------   -------  -------  -------  -------   -------  -------  -------
    Total operating
     expenses...........     11.5      10.7     10.9     18.3     13.7      14.6     14.2     15.8
                          -------   -------  -------  -------  -------   -------  -------  -------
Income from operations..     27.5      28.4     27.8     23.2     27.8      22.6     20.2     18.0
Interest expense, net...      0.1       0.1      0.3      0.3      0.4       0.3      0.3      1.5
                          -------   -------  -------  -------  -------   -------  -------  -------
Net income..............     27.4%     28.3%    27.5%    22.9%    27.4%     22.3%    19.9%    16.5%
                          =======   =======  =======  =======  =======   =======  =======  =======

  Our net revenue increased in each quarter compared to the same quarter in the prior year due primarily to increased levels of customer demand for the equipment we sell in general. Our gross margins declined over the period from 39.0% in the quarter ended December 31, 1997 to 33.8% in the quarter ended September 30, 1999 due largely to an increase in our percentage of sales of new products which have lower gross margins than de-installed products. Sales and marketing expenses have increased in absolute dollars for every quarter since September 30, 1997 reflecting greater commissions paid on increased gross profit, the addition of sales personnel and intensified marketing efforts. General and administrative expenses increased almost every quarter due to the increase in personnel costs and professional fees required to support our growth. In the quarter ended September 30, 1998, general and administrative expenses included approximately $700,000 in costs associated with the July 1998 recapitalization.

  Historically, our net revenue and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and could fluctuate significantly from quarter to quarter and from year to year in the future. Causes of such fluctuations may include the rate and timing of customers' orders for the equipment we sell, the rate at which telecommunications carriers de-install equipment, decreases in the prices of the equipment we sell due to increased secondary market competition, our ability to locate and obtain equipment, our ability to deploy equipment on a timely basis, seasonal variations in customer purchasing, write-offs due to inventory defects and obsolescence, the potentially long sales cycle for our equipment, delays in the commencement of operations in new markets, costs relating to possible acquisitions, and general economic conditions and conditions specific to the telecommunications industry. Historically, we have seen that our net revenue is subject to seasonal fluctuations because our customers typically purchase less telecommunications equipment during the third calendar quarter of each year due to the annual nature of budgetary, procurement and sales cycles. Significant quarterly fluctuations in our net revenue will cause significant fluctuations in our cash flows and working capital.

Liquidity and Capital Resources

  Since inception in July 1995, we have financed our operations primarily through cash flows from operations. Net cash generated by operating activities was $11.3 million in the nine months ended September 30, 1999, $14.9 million in 1998, $8.0 million in 1997 and $1.8 million in 1996. Substantially all of the cash generated by operating activities was distributed to the members of Somera Communications, LLC. In July 1998, we used $51.8 million from the sale of Class B units to outside investors to repurchase outstanding units from a number of our initial unit holders.

  On August 31, 1999, we entered into a credit agreement with a syndicate of financial institutions led by Fleet National Bank. The credit agreement provides for a term loan facility and a revolving loan facility. The term loan facility was for an aggregate principal amount of $50.0 million. The revolving loan facility allows us to borrow $15.0 million, with a $5.0 million sublimit for the issuance of letters of credit. The obligations under the term loan facility and the revolving loan facility are secured by a first priority lien on all our tangible and intangible assets. We may prepay loans under the term loan facility and revolving loan facility at any time upon prior notice to the lenders. As of September 30, 1999, $50.0 million was outstanding under the term loan facility and $6.4 million had been drawn under the revolving loan facility. The proceeds of our term loan facility were used to make a distribution to the members of Somera Communications, LLC of $48.5 million in September 1999 and the remaining $1.5 million was used to pay off a portion of outstanding balances on notes payable. Additionally, approximately $1.5 million of our revolving loan facility was used to pay off the current portion of the notes payable. The remaining amount of notes payable, approximately $500,000 was satisfied from available cash. Subject to certain voluntary or mandatory reductions by the Company of the revolving loan facility commitment, the revolving loan facility will be available for borrowing until August 31, 2004. At our option, loans under each of the facilities shall bear interest at the prime rate plus an applicable margin or LIBOR, plus an applicable margin. The applicable margin with respect to prime rate loans shall be between 0.25% and 1.25% based upon our debt to earnings ratio. The applicable margin with respect to LIBOR loans shall be between 1.75% and 2.75% based upon our debt to earnings ratio. We expect to repay and retire the outstanding balance of the term loan facility and repay the outstanding balance of the revolving loan facility with the proceeds of the offering.

  As of September 30, 1999, we had approximately $195,000 in cash and cash equivalents. In addition, we had a credit facility to borrow up to $15.0 million. As of September 30, 1999, we had an outstanding book balance under this line of credit of $6.4 million. We do not currently plan to pay dividends, but rather to retain earnings for use in the operation of our business and to fund future growth.

  We anticipate significant increases in working capital in the future primarily as a result of increased sales of equipment and higher relative levels of inventory. We will also continue to expend significant amounts of capital on property and equipment related to the expansion of our corporate headquarters, distribution center and equipment testing infrastructure to support our growth.

  We believe that cash and cash equivalents, net proceeds from this offering and anticipated cash flow from operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months. We intend to use a portion of the net proceeds of the offering to repay $50.0 million of the term loan facility and $6.4 million of the revolving loan facility. Following this offering we anticipate that we will be able to borrow up to $15.0 million under our revolving loan facility. We have budgeted
$2.0 million of the net proceeds in connection with capital expenditures however, there are currently no specific projects identified.

Year 2000 Compliance

  Many currently installed computer systems and software products are coded to accept, store or report only two digit entries in date code fields. Beginning in the year 2000, these date code fields will need to be enabled to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our vendors and our customers, will need to be upgraded to comply with these year 2000 requirements. We could be impacted by year 2000 issues occurring in our own infrastructure or the infrastructure of our suppliers, customers, vendors and financial service organizations. These year 2000 issues could include information errors and significant information system failures. Any disruption in our operations as a result of year 2000 issues could harm our business.

Our State of Readiness

  Overview. To address year 2000 readiness, we are implementing a corporate program to coordinate efforts across all business functions, including addressing risks associated with business partners and other third-party relationships. Our internal year 2000 readiness program is divided into four program areas: internal systems and technology compliance, product compliance, facilities and safety compliance and supplier and business partner compliance. We have substantially completed the assessment phase for all areas. We expect to complete our corrective actions during the fourth quarter of 1999. There can be no assurance that we will be able to complete corrective action for all four phases in a timely manner, if at all, or that the process will adequately address the year 2000 issue.

Internal Systems and Technology Compliance

  Core IT Systems. In August 1999, we completed the implementation of the J.D. Edwards distribution and financial system, which covers most of the major functional areas of our business. This system is designed to further automate our business processes and incorporates the Julian dating format to correctly interpret dates in the year 2000 and beyond. Further, this system, in all material respects meets the criteria of "A Definition of Year 2000 Conformity Requirements," published by the British Standards Institute.

  Other Information Technology Systems. Our other information technology systems include telephone and comparable systems and other application software. We have replaced, upgraded or plan to replace or upgrade those systems that we assessed as not year 2000 compliant. All system compliance projects are expected to be completed during the fourth quarter of 1999.

Product Compliance

  We do not design or manufacture any products we sell. We purchase all of our equipment from original equipment manufacturers, distributors and other third parties. Under our purchase agreements with original equipment manufacturers, equipment provided under these agreements will be year 2000 compliant. On purchases from distributors and other third parties, we attempt to assess the state of compliance of the equipment, however, there can be no assurance that this can be accurately determined.

Facilities and Safety Compliance

  Our facilities and safety technology systems include building systems such as heating, cooling, fire, sprinkler and security systems. We are working with our landlords to identify and resolve any year 2000 compliance issues in these systems.

Supplier and Business Partner Compliance

  Our suppliers provide equipment and supplies used by us in the conduct of our business. An assessment of our suppliers is underway to determinate the potential level of business interruption we could incur if a supplier fails to properly address the year 2000 issue. Our business partners provide our financial, payroll and other operational services. We are requesting written assurance of year 2000 compliance from our suppliers and business partners whose Year 2000 compliance is important to our business. We will consider using alternate sources in the cases where these parties will not provide written assurances.

 The Costs to Address Our Year 2000 Issues

  Costs incurred in connection with the resolution of year 2000 issues to date have consisted primarily of the purchase and implementation of our J.D. Edwards database system and related hardware. In addition, we have incurred internal labor costs relating to year 2000 compliance planning and assessment. As of August 31, 1999 we have incurred capital expenditures of approximately $800,000 on year 2000 compliance and expect to incur approximately $200,000 of additional compliance related expenditures. We do not expect additional expenditures related to year 2000 compliance to be significant.

 Our Contingency Plans

  Specific contingency plans are being developed in connection with the assessment and resolution of the risks we have identified. We have established preliminary information technology contingency plans and we are continuing to develop those plans for specific areas of risk associated with the year 2000 issue. We expect to finalize our contingency plans during the fourth quarter of 1999.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet, and the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

Qualitative and Quantitative Disclosure About Market Risk

  We have reviewed the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Commodity Instruments and Disclosure of Quantitative and Qualitative Information about Market Risks Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." We had no holdings of derivative financial or commodity instruments at September 30, 1999.

  All of our revenue and capital spending is denominated in U.S. dollars. As of September 30, 1999 we were exposed to interest rate risk on our then outstanding revolving loan facility. The table below presents principal amounts by expected maturity and the weighed average interest rates of debt obligations which are sensitive to changes in interest rates.

                                                       Expected Maturity Date
                                                      --------------------------
                                                      1999   2000 2001 2002 2003
                                                      -----  ---- ---- ---- ----
                                                           (in thousands)
   Revolving Loan Facility........................... 6,435   --   --   --   --
   Weighed Average Interest Rate.....................  9.44%  --   --   --   --

  We believe that the fair value of our current revolving loan facility approximates its carrying value due to its short term nature.

                                    BUSINESS

Industry Background

  The telecommunications infrastructure equipment market has experienced tremendous growth in recent years. This growth has been driven primarily by increased carrier competition, expanded service offerings, increased demand among businesses and consumers and technology advancements. Dataquest projects that worldwide sales of telecommunications infrastructure equipment will grow from $180 billion in 1998 to $230 billion in 2002.

  Telecommunications infrastructure equipment is purchased by a wide variety of existing and emerging carriers, including:

  . Incumbent local exchange carriers, or ILECs, which provided local telephone service on an exclusive basis prior to deregulation, and include independent local exchange carriers, and regional bell operating companies, or RBOCs;
  . Long distance carriers, or IXCs;
  . Wireless carriers, such as cellular service providers, personal communications service, or PCS, companies, paging operators and specialized mobile radio operators, or SMRs, that offer wireless communications services similar to cellular; and
  . Competitive local exchange carriers, or CLECs, which compete with ILECs to provide local telecommunications service subsequent to deregulation.

  These carriers are making substantial capital expenditures on telecommunications infrastructure equipment to build, upgrade and maintain their networks. These networks are primarily comprised of switching, transmission, access, wireless, microwave and power equipment.

 Carrier Challenges in the Changing Telecommunications Market

  Increased Carrier Competition. Global deregulation has changed the telecommunications industry and created significant new opportunities for carriers. For example, in the United States, where each local telephone market was once served by a single local exchange carrier, deregulation has now created intense competition by allowing the entry of IXCs, CLECs, wireless carriers and local exchange carriers from other markets. Carriers are making substantial expenditures on equipment to establish themselves in new markets. In this increasingly competitive environment, we believe carriers will continue to devote significant financial resources to build, upgrade and maintain their networks.

  Expanded Service Offerings. To differentiate themselves, carriers are rapidly developing and offering to their customers innovative and more affordable services. Examples of these services include high speed Internet access, one-rate wireless and long distance plans and other services. To deliver these expanded services, carriers must invest significant capital to increase their network capacity and enhance their current networks.

  Increased Demand Among Businesses and Consumers. The demand among businesses and consumers for telecommunications services has increased dramatically in recent years.

As competition among carriers has resulted in lower pricing and greater accessibility, consumers have increased their utilization of and dependence on new services. For example, the growth in high speed data and Internet applications, including e-mail, web browsing and e-commerce, and the increased availability of more flexible mobile networks, such as cellular, PCS and paging, have increased business and consumer demand for these and other new services. To meet this demand, carriers must build, upgrade and maintain reliable networks capable of supporting significantly greater volumes of traffic as well as new service offerings.

  Technology Advancements. Advancements in telecommunications technology enable carriers to increase capacity, improve service quality and expand their service offerings. To respond to increased competition and differentiate their service offerings, carriers are purchasing and deploying new equipment and technologies from a wide variety of manufacturers.

 Impact on Carrier Equipment Needs

  The foregoing challenges are fueling demand by existing and emerging carriers for telecommunications infrastructure equipment and services. Carriers have invested hundreds of billions of dollars in telecommunications network infrastructure. To maximize the value of their investments, carriers are expanding and upgrading their existing networks and utilizing existing and new technologies and equipment from multiple vendors. In addition, carriers are seeking cost-effective ways to expand and maintain existing network elements based on mature technologies.

  As carriers build, maintain and upgrade their telecommunications networks, they often replace existing equipment that still has a significant useful life. This equipment often is suitable for redeployment in other parts of a carrier's network to increase network capacity and expand service offerings. While historically carriers may have scrapped this equipment or let it remain idle, competitive factors increasingly require carriers to attempt to recapture a portion of their original investment. While carriers prefer to redeploy this equipment within their own networks, they are often unable to do so. In cases where redeployment cannot be achieved, they are seeking third party assistance to regain a portion of their initial investment.

  Carriers not only require large amounts of telecommunications equipment, but they also need related value-added services to support the buildout and expansion of their networks. In particular, emerging carriers lack many of the human and financial resources of existing carriers and need these value-added services as they aggressively build out their networks to take advantage of opportunities to capture and retain customers. These emerging carriers seek creative and cost effective ways to build out their networks through a combination of services and new and de-installed equipment. Once they have expanded these networks, they will have the same needs as incumbent carriers to increasingly expand their service offerings and network coverage. This cycle of network buildouts, upgrades, expansions and maintenance by carriers will continue to fuel the trend of increased demand for both new and de-installed equipment.

 Limitations of Existing Equipment Providers

  To satisfy their equipment needs, carriers have traditionally purchased equipment from original equipment manufacturers, distributors and secondary market dealers. In this increasingly competitive market, many carriers are discovering that the traditional equipment providers are unable to fulfill their complex and changing equipment and service requirements.

  Original Equipment Manufacturers. Historically, carriers have relied on original equipment manufacturers for new telecommunications infrastructure equipment. Today, some large original equipment manufacturers offer a variety of products but do not support multi-vendor product lines. In addition, while some original equipment manufacturers offer limited trade-in programs for equipment, they typically only cover equipment they manufactured and offer relatively low valuations. Original equipment manufacturers are also encountering difficulties in serving increased numbers of carriers as their direct sales models do not scale well and are not cost effective in today's environment. As a result, many large original equipment manufacturers are moving away from the direct sales model and relying more upon value-added equipment providers to deliver much of their equipment.

  Distributors. Telecommunications equipment distributors typically provide a selection of new equipment from a list of specific manufacturers and serve a product fulfillment role within defined product lines. While this high-volume, low margin, transaction-oriented model offers a wider selection of equipment than original equipment manufacturers, it generally results in limited flexibility to address changing carrier equipment requirements. Additionally, the lower margins associated with distributor sales results in a sales force focused on sales volume and not on creative, customized solutions. Distributors are not able to support the complexities of effective trade-in, refurbishing and redeployment programs.

  Secondary Market Dealers. While original equipment manufacturers and distributors have limited involvement in the growing secondary market for telecommunications equipment, secondary market dealers specialize in this type of transaction. These dealers buy and sell used equipment in niche markets and often serve as an outlet for carriers' excess inventories. Generally these secondary market dealers lack the management, operational and financial resources necessary to consistently and effectively meet changing equipment requirements.

 Emerging Requirements for Telecommunications Equipment Providers

  Due to increased competition, the need to rapidly deliver expanded services, greater demand and technology advancements, carrier demand for telecommunications infrastructure equipment and related services has grown significantly. In today's dynamic environment, carriers are balancing the need to attract and retain their customers with aggressive network buildout schedules. As a result, carriers are turning to equipment providers who offer:

  . Broad selections of multi-vendor equipment and technologies available from a single source;
  . Rapid responses from flexible, knowledgeable sales and customer service representatives;

  . Asset recovery programs that offer higher returns and greater flexibility across a broader range of de-installed equipment.
  . Technical support on a wide variety of products, including product selection and configuration;
  . Other equipment solutions including repair, installation and de-
    installation; and
  . Value-added materials management services including warehousing, multi-vendor equipment packaging, which we refer to as kitting, and other network deployment services.

The Somera Solution

  We provide telecommunications carriers with a broad range of infrastructure equipment and related services designed to meet their specific and changing equipment needs. We offer our customers a unique combination of new and de-installed equipment from a variety of manufacturers, allowing them to make multi-vendor purchases from a single cost-effective source. To further address our customers' dynamic equipment needs, we offer a suite of customized, value-added services including asset recovery, inventory management, technical support and other ancillary services. Our innovative equipment and service offerings are delivered through our team of more than 75 trained sales and procurement professionals, who work individually with customers to understand, anticipate and meet their ongoing equipment requirements. Our sales teams utilize our relationship management database, our selective inventory and our distribution center to provide our customers with rapidly deployable equipment solutions.

  The key benefits of our solution include:

  . Broad Multi-vendor Equipment Offering. We provide customers with an effective alternative to traditional telecommunications equipment supply channels by offering a broad range of new and de-installed equipment from a variety of manufacturers. We offer infrastructure equipment used in both wireline and wireless networks including switching, transmission, access, wireless, microwave and power products. We believe the equipment we sell provides carriers with a more flexible and cost-effective alternative to existing suppliers.

  . Rapid Responsiveness to Dynamic Customer Needs. We offer our customers rapid, customized solutions to address their unique equipment needs. We provide carriers with convenient access to our skilled and dedicated sales and service professionals who are capable of quickly identifying and responding to their diverse network needs. We are able to quickly locate and provide equipment to carriers by using our relationship management database and maintaining selective inventory.

  . Flexible Asset Recovery Programs. We provide innovative and effective asset recovery programs that enable carriers to cost-effectively build, upgrade and maintain their networks and to recapture value from their de-installed equipment. Our asset recovery programs are customized to meet carriers' specific objectives and include equipment purchases, as well as trade-in, remarketing and consignment programs that offer carriers a creative means to recapture a portion of their original equipment investment.

  . Simplified, Value-added Materials Management Services. We provide carriers with a comprehensive, cost-effective source for buying and selling telecommunications infrastructure equipment that simplifies the management of their equipment inventory and allows them to focus more on their core business. We also provide carriers with a full range of value-added services, including technical, materials management and other network deployment services.

The Somera Strategy

  Our objective is to be the premier provider of telecommunications infrastructure equipment and related services to carriers worldwide. Key elements of our strategy include:

  . Expand Penetration of Telecommunications Carrier Market. Our strategy is to further penetrate our existing base of over 750 customers and to identify, target, and develop additional customers. We intend to increase our sales force and continue our highly interactive dialogue with carriers to better understand and respond to their specific equipment and service needs. We believe we have established a track record of providing high levels of customer service and that our reputation will give us access to greater customer opportunities in the future. We believe that our relationship management database provides us with the broad industry pricing and equipment deployment knowledge necessary to meet our customers' needs and anticipate market trends.

  . Expand Product Lines and Service Capabilities. To continue to meet the dynamic needs of carriers, we intend to continuously add to the depth and breadth of our equipment and service offerings. We intend to expand our product lines by increasing our access to carriers' de-installed equipment and partnering with additional original equipment manufacturers and distributors. We will aggressively seek new supply sources to address under-served equipment segments.

  . Increase RBOC Penetration. We intend to expand our relationships with the RBOCs by increasing our resources dedicated to this market, including expanding our sales force and obtaining ISO 9000 certification for our distribution center and testing facilities. We also intend to further strengthen product expertise in those areas most heavily demanded by RBOCs. We believe that maintaining strong relationships with the RBOCs can also offer a significant potential source of de-installed equipment.

  . Pursue Opportunities for International Growth. International markets represent a significant opportunity for future growth. We are currently generating net revenue in Latin America, Europe and Asia and expect to continue this international expansion. We intend to add additional sales management and resources to focus on these markets and plan to open our first European office in the first six months of 2000. Entry into the European market gives us the opportunity to expand our current offering of equipment based on European standards and technology and increases our ability to serve foreign markets. In addition, we believe that international expansion by some of our existing customers will provide us with greater access to these foreign markets.

  . Pursue Selective Acquisitions. The secondary market for telecommunications equipment is highly fragmented, consisting primarily of suppliers offering limited products to niche markets. We believe that these suppliers and other equipment providers, especially those that can increase the breadth and depth of our equipment and service offerings and enable us to reach new markets or further penetrate existing markets, represent potential acquisition opportunities.

Equipment and Services

 Equipment

  We offer our customers a broad range of telecommunications infrastructure equipment to address their specific and changing equipment needs. The equipment we sell includes new and de-installed items from a variety of manufacturers. In 1998, we sold over 6,000 different items, from over 250 different manufacturers. We offer the original manufacturer's warranty on all new equipment we sell. On de-installed equipment, we offer our own warranty which guarantees that the equipment will perform up to the manufacturer's original specifications.

  The new equipment we offer consists of telecommunications equipment purchased primarily from the OEM or a distributor. The de-installed equipment we offer consists primarily of equipment removed from carriers' existing telecommunications networks. These carriers are typically the original owners of such equipment. This equipment is professionally removed by the carrier or another third party upon installation of the replacement equipment. In some instances, we will remove the equipment directly on behalf of the carrier. Following removal, de-installed equipment is shipped to our distribution facility where we test and refurbish the equipment as necessary. Our refurbishment process includes services such as cleaning and testing de-installed equipment, and repairing and reconfiguring the equipment where necessary. The refurbishment process is conducted by our in-house technicians, whom we train, or by third parties. Upon completion of this process, the de-installed equipment is added to our list of available items and may be sold to a customer.

  The equipment we sell is grouped into several general categories including switching, transmission, access, wireless, microwave and power products.

  Switching. Switching equipment is used by carriers to manage call traffic and to deliver value-added service. Switches and related equipment are located in the central office of a telecommunications carrier and serve to determine pathways and circuits for establishing, breaking or completing voice and data communications over the public switched telephone network, or PSTN, and the Internet. We provide a variety of switching equipment, including switches, circuit cards, shelves, racks and other ancillary items in support of carrier upgrades and reconfigurations. Manufacturers of switching equipment whose products we sell include Alcatel USA, Centigram, Lucent Technologies and Nortel Networks.

  Transmission. Transmission equipment is used by carriers to carry information to multiple points in a carrier's network. Transmission equipment serves as the backbone of a telecommunications carrier's network and transmits voice and data traffic in the form of standard electrical or optical signals. We sell a broad range of transmission products, including channel banks, multiplexors, digital cross-connect systems, DSX panels and echo cancellers. Manufacturers of transmission equipment whose products we sell include ADC Telecommunications Inc., Fujitsu Ltd., Lucent Technologies Inc., NEC Corp., Nortel Networks Inc., Telco Systems, Inc. and Tellabs Inc.

  Access. Access equipment is used by carriers, to provide local telephone service and Internet access. Access equipment is used in the local loop, or last mile, portion of the PSTN and connects a home or business to the switch in a carrier's central office. We provide a variety of access equipment, including digital loop carriers, channel service units/digital subscriber units, multiplexors and network interface units. Manufacturers of access equipment whose products we sell include ADC Telecommunications Inc., Carrier Access Corp., Lucent Technologies Inc., NEC Corp., Newbridge Networks Corp., Nortel Networks Inc., Telco Systems, Inc. and VINA Technologies, Inc.

  Wireless. Cell sites and other wireless equipment are used by cellular, PCS and paging carriers to provide wireless telephone and Internet access. This equipment is used to amplify, transmit and receive signals between mobile users and transmission sites, including cell sites and transmission towers. We sell a broad range of wireless equipment including radio base stations, towers, shelters, combiners, transceivers and other related items. Manufacturers of wireless and cell site equipment whose products we sell include Allen Telecom Inc., Telefon AB LM Ericsson, Lucent Technologies Inc., Motorola Inc., Nortel Networks Inc. and Siemens AG.

  Microwave. Microwave systems are used by carriers to transmit and receive voice, data and video traffic. These systems enable point to point high speed wireless communications. We provide a variety of microwave systems, including antennas, dishes, coaxial cables and connectors. Manufacturers of microwave systems whose products we sell include Alcatel Alsthom S.A., Adaptive Broadband Corp., Digital Microwave Corp., Digital Transmission Systems Inc., Harris-Farinon Canada Inc., Nortel Networks Inc. and Glenayre Technologies Inc.

  Power. Power equipment is used by carriers to provide direct current, or DC, power to support their network infrastructure equipment. We sell a broad range of power equipment, including power bays, rectifiers, batteries, breaker panels and converters. Manufacturers of power equipment whose products we sell include C&D Technologies, GEC, Lucent Technologies, Nortel Networks, Peco II and Power Conversion Products.

 Services

  Unlike other equipment providers that are product driven, we are customer focused. Our equipment and service offerings, industry focused sales teams and internal systems and procedures are all specifically designed to meet the needs of each carrier market we serve. We train our employees to offer high quality service and to provide consistent, reliable customer service. We believe these elements enable us to offer a sales force that can provide rapid, knowledgeable and creative solutions to our customers.

  To enable carriers to focus on their core business, we offer the following services in connection with our equipment sales and procurement:

  . Asset Recovery Programs. Our innovative asset recovery programs offer carriers effective solutions to manage their de-installed equipment. These programs are customized to meet the specific objectives of each carrier, and include equipment purchases as well as equipment trade-ins, consignment and re-marketing programs. The programs allow carriers to easily and rapidly recapture value from de-installed equipment.

  . Technical Services. Our technical services include product selection, equipment configuration, custom integration and technical support. These services enable carriers to supplement their internal technical resources.

  . Value-added Materials Management Services. Our materials management services include equipment procurement, multi-vendor equipment packaging, which we refer to as kitting, warehousing and other inventory management and deployment services.

  . Other Services. Through our extensive network of subcontractor relationships and partners, we are also capable of providing specialized transportation services, regional warehousing, repair services, installation and de-installation services.

Sales, Marketing and Procurement

  Our sales organization is located primarily at our corporate headquarters in Santa Barbara, California and is augmented by our satellite offices in Pasadena and Los Gatos, California. As of September 30, 1999, we employed more than 75 sales and procurement professionals. We generate leads primarily through direct marketing, customer referrals and participation in industry tradeshows. Our sales force is organized by market segment, including specialized teams focused on the RBOCs, independent local exchange carriers, IXCs, CLECs, and wireless carriers, including cellular, PCS and SMRs.

  Our sales force operates on a named account basis rather than by geography, which allows us to maintain a consistent, single point of contact for each customer. Another key feature of our selling effort is the relationships we establish at various levels in our customers' organizations. This structure allows us to establish multiple contacts with each customer across their management, engineering and purchasing operations. For each type of carrier, we employ dedicated teams with extensive market knowledge to meet the specific equipment needs of these customers.

  Each team member has access to, and is supported by, our relationship management database. This real time proprietary information system allows each team to:

  . respond to customer requirements by accessing our extensive database of excess and de-installed equipment located at carriers, manufacturers, distributors and other third parties worldwide, as well as by accessing our select inventory;
  . access relevant detailed purchase and sale information by customer and part number;
  . access technical and system configuration information;
  . trace and track all customer and vendor order activity; and . project and anticipate customer equipment requirements.

  Each of our teams is directed by a group sales manager who is responsible for the overall customer relationship and is supported by a number of account executives, logistics administrators and production controllers. We believe our dedicated team structure provides consistent high quality customer service which builds long-term relationships with our customers. Our account executives have frequent customer contact and oversee customer proposals while our logistics administrators work with our production controllers as well as our customers to coordinate sourcing, delivery and any required follow-through procedures to ensure our customers receive quality, timely customer service.

  Our marketing effort focuses on enhancing market awareness of our brand through industry trade shows, professional sales presentations and brochures, an informative web site, branded giveaways and special customer events. Additionally, we advertise in key telecommunications industry publications. We believe the size and scope of our operations in our highly fragmented industry gives us both a unique advantage and opportunity to further build and enhance our brand recognition.

  In support of our sales activities, we have teams who are responsible for procurement of the de-installed equipment we sell. Procurement teams are organized by market segment, including specialized teams focused on wireless carriers, wireline carriers, original equipment manufacturers and distributors. Our procurement specialists are dedicated, on a named account basis, to purchase de-installed equipment from carriers. We also employ a product marketing group that develops and maintains our relationships with manufacturers and distributors to assure the availability of new equipment for our customers.

  As we attempt to expand our sales, marketing and procurement efforts into international markets, we face a number of challenges, including:

  . recruiting skilled sales and technical support personnel;
  . creation of new supply and customer relationships;
  . difficulties and costs of managing and staffing international operations;
    and
  . developing relationships with local suppliers;

  We cannot be certain that one or more of these factors will not harm our future international operations.

Customers

  We sell equipment to independent local exchange carriers, RBOCs, IXCs, a broad range of wireless carriers including cellular, PCS, paging and SMRs, and CLECs. We have over 750 customers who are located primarily in the United States. In the nine months ended September 30, 1999 no single customer accounted for more than 10% of our net revenue. In 1998 ALLTEL Corporation accounted for 10.2% of our net revenue, in 1997 Vodafone AirTouch plc accounted for 10.1% of our net revenue, and in 1996 ALLTEL Corporation accounted for 11.4% of our net revenue. Sales to customers outside of the United States accounted for 10.7% of our net revenue in the nine months ended September 30, 1999, 19.7% of our net revenue in 1998, 16.5% of our net revenue in 1997, and 6.8% of our net revenue in 1996. Customers from whom we recognized at least $2.0 million in net revenue for the twelve months ended September 30, 1999 include leading carriers such as ALLTEL

Corporation, AT&T Corporation, GTE Corporation, Liberty Cellular, U.S. Cellular Corp., Vodafone AirTouch plc and Western Wireless.

  The following examples demonstrate how we have helped our customers:

  Long Distance Carrier. An international long distance carrier made a significant investment in several Lucent 4ESS and 5ESS legacy switches installed throughout the United States. Although these switches were mature technologies and, in some cases, were discontinued, they still performed well and the carrier wanted to continue utilizing them. Because these were older pieces of equipment, obtaining plug-in cards, spare parts and other items necessary to maintain and expand the switches from the manufacturer was difficult and expensive. Consequently, the carrier was forced to explore alternative supply sources. In response to inquiries, we utilized our relationship management database and network of supply channels to locate and procure the necessary items on a rapid and cost-effective basis.

  CLEC. A CLEC specializing in providing bundled services to businesses and other carriers had a major customer request which would require the construction of a multi-site synchronous optical network, or SONET, OC-12 ring. After completing the initial network expansion design based on new equipment from an original equipment manufacturer, the carrier determined that the delivery would not be timely or cost-effective enough to provide a competitive solution. After the carrier contacted us, we reviewed the engineering specifications and project schedule. We were able to recommend an alternate equipment configuration utilizing a combination of available new and de-installed equipment at 40% less than the price quoted by the OEM. This solution allowed the carrier to build the SONET ring and meet their customer's requirement in a cost-effective and timely manner.

  Wireless Carrier. A major Latin American wireless carrier had contracted with a large original equipment manufacturer to replace its existing cellular network with a new digital network. Design and installation of this new digital network was to be completed in one year. While the new network was being installed, the carrier needed to address significant service quality issues it faced due to capacity constraints on its existing network from rapid subscriber growth. However, the carrier was reluctant to deploy significant capital on equipment which would only be in service for one year. By utilizing de-installed equipment from another carrier's network and refurbishing, testing and reconfiguring it to meet the specific requirements of the carrier, we were able to deliver this equipment within 30 days of their order at a significant discount to the cost of equivalent new equipment. Furthermore, we agreed to repurchase the de-installed digital network equipment from the implementation of the carrier's digital network. This cost-effective solution allowed the carrier to expand capacity to meet demand and generating additional revenues.

Competition

  The market for our equipment and service offerings is highly competitive. We believe that the trends toward greater demand for telecommunications services, increasing global deregulation and rapid technology advancements characterized by shortened product lifecycles will continue to drive competition in our industry for the foreseeable future. Increased competition may result in price reductions, lower gross margins and loss of our market share.

  Increased competition in the secondary market for telecommunications equipment could also heighten demand for the limited supply of de-installed equipment, which would lead to increased prices for, and reduce the availability of, this equipment. Any increase in these prices could significantly impact our ability to maintain our gross margins. Any reduction in the availability of this equipment could cause us to lose customers.

  We currently face competition primarily from original equipment manufacturers, distributors and secondary market dealers. Many of these competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of customers. These competitors are also likely to enjoy substantial competitive advantages over us, including the following:

  . ability to devote greater resources to the development, promotion and sale of their equipment and related services;
  . ability to adopt more aggressive pricing policies than we can;
  . ability to expand existing customer relationships and more effectively develop new customer relationships than we can, including securing long term purchase agreements;
  . ability to leverage their customer relationships through volume purchasing contracts, and other means intended to discourage customers from purchasing products from us;
  . ability to more rapidly adopt new or emerging technologies and increase the array of products offered to better respond to changes in customer requirements;
  . greater focus and expertise on specific manufacturers or product lines;
  . ability to implement more effective electronic commerce solutions; and . ability to form new alliances or business combinations to rapidly acquire significant market share.

There can be no assurance that we will have the resources to compete successfully in the future or that competitive pressures will not harm our business.

Employees

  As of September 30, 1999, we had 128 full-time employees. We consider our relations with our employees to be satisfactory. We have never had a work stoppage, and none of our employees is represented by a collective bargaining agreement. We believe that our future success will depend in part on our ability to attract, integrate, retain and motivate highly qualified personnel, and upon the continued service of our senior management and key sales personnel. Competition for qualified personnel in the telecommunications equipment industry and our geographic location is intense. We cannot assure you that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified employees to conduct our business in the future.

Facilities

  Our principal executive and corporate offices occupy approximately 19,400 square feet in Santa Barbara, California under a lease agreement that expires in January 2003 with one three-year extension. Our distribution center occupies approximately 100,000 square feet in Oxnard, California under a lease agreement that expires in May 2004. We also have a warehouse of approximately 23,000 square feet in Santa Barbara, California under a lease agreement that expires in March 2005. Additionally, we lease sales offices of approximately 435 square feet in Los Gatos, California under a lease agreement that expires in April 2000 and of approximately 455 square feet in Pasadena, California under a lease agreement that expires in May 2000. We are currently exploring additional locations to expand our corporate facilities. We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

Legal Proceedings

  From time to time, we may be involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to or aware of any litigation or other legal proceeding that could harm our business.

                                   MANAGEMENT

Directors and Executive Officers

  Our executive officers and directors and their ages as of August 1, 1999, are as follows:

                 Name                 Age               Positions
 ------------------------------------ --- -------------------------------------
 Dan Firestone....................... 37  Chairman of the Board of Directors,
                                          President and Chief Executive Officer
 Jeffrey G. Miller................... 36  Executive Vice President, Sales and
                                          Marketing
 Gary J. Owen........................ 45  Chief Financial Officer
 Gil Varon........................... 38  Director and Vice President, Wireline
                                          Division
 Walter G. Kortschak(1).............. 40  Director
 Peter Y. Chung(2)................... 31  Director
 Barry Phelps(1)(2).................. 52  Director

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Dan Firestone co-founded Somera Communications in July 1995, has served as our Chief Executive Officer since 1996, has served as our President since December 1998, and has also served as our Chairman of the Board since our inception. From 1994 to the present, Mr. Firestone has also operated SDC Business Consulting, a private business consulting firm. In 1984, Mr. Firestone co-founded Century Computer Marketing, a distributor of computer service spare parts and related products, and served as its Chief Executive Officer until May 1994.

  Jeffrey G. Miller has served as our Executive Vice President, Sales and Marketing since joining Somera Communications in May 1999. From January 1996 until May 1999, Mr. Miller served as Regional Director for North American Sales and Operations for the Cellular Infrastructure Group of Motorola, Inc. From 1985 until January 1996, Mr. Miller worked in various capacities with AT&T, including positions in sales management, product management, marketing, and software development in their long distance, premises equipment, and voice messaging business segments. Mr. Miller holds a B.S. in business administration from Miami University and an M.B.A. from Ohio State University.

  Gary J. Owen has served as our Chief Financial Officer since joining Somera Communications in July 1999. From January 1999 until July 1999, Mr. Owen served as Group Finance Director for Logical Holdings Ltd., a U.K. software development and services company. From January 1997 to January 1999, Mr. Owen served as Group Finance Director for IFX Group plc, an international information services company. From September 1996 to December 1996, Mr. Owen served as a finance consultant doing project work for Fujitsu Telecommunications Ltd. From May 1994 to September 1996, Mr. Owen served as Director, European Operations, for Aurora Electronics, Inc., an electronic materials management company. From 1986 until May 1994, Mr. Owen served as Chief Financial Officer of Century Computer Marketing, a distributor of computer service spare parts and related products. Mr. Owen holds a B.A. in accounting and finance from Nottingham University, England. Mr. Owen is also a qualified member of the Institute of Chartered Accountants.

  Gil Varon co-founded Somera Communications in July 1995, served as our President from July 1995 until December 1998, has served as our Vice President, Wireline Division since January 1999, and has served as one of our directors since our inception. From 1995 until the present, Mr. Varon has also served as a Senior Sales Manager. From May 1994 to June 1995, Mr. Varon served in sales and procurement positions for Aurora Electronics, Inc. From 1985 until May 1994, Mr. Varon served as a Group Sales Manager at Century Computer Marketing.

  Walter G. Kortschak has served as a director of Somera Communications since July 1998. Mr. Kortschak is a Managing Partner and Managing Member of various entities affiliated with Summit Partners, L.P., a private equity capital firm in Palo Alto, California, where he has been employed since June 1989. Summit Partners, L.P., and its affiliates manage a number of venture capital funds, including Summit Ventures V, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P., and Summit Investors III, L.P. Mr. Kortschak also serves as a director of E-Tek Dynamics, Inc., an optical components and modules company. Mr. Kortschak holds a B.S. in engineering from Oregon State University, an M.S. in engineering from The California Institute of Technology and an M.B.A. from the University of California, Los Angeles.

  Peter Y. Chung has served as a director of Somera Communications since July 1998. Mr. Chung is a General Partner and Member of various entities affiliated with Summit Partners, L.P., a private equity capital firm in Palo Alto, California, where he has been employed since August 1994. Summit Partners, L.P., and its affiliates manage a number of venture capital funds, including Summit Ventures V, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P., and Summit Investors III, L.P. From August 1989 to July 1992, Mr. Chung worked in the Mergers and Acquisitions Department of Goldman, Sachs & Co. Mr. Chung also serves as a director of Ditech Communications Corporation, a telecommunications equipment company, E-Tek Dynamics, Inc., an optical components and modules company, and Splash Technology Holdings, Inc., a developer of color server systems. Mr. Chung holds an A.B. from Harvard University and an M.B.A. from Stanford University.

  Barry Phelps has served as a director of Somera Communications since July 1999. Mr. Phelps is the President and Chief Executive Officer of Netcom Systems, Inc., a network performance analysis company in Calabasas, California, where he has been employed since November 1996. Before he became President and Chief Executive Officer in November 1997, Mr. Phelps served as the Vice President, Finance and Chief Financial Officer of Netcom Systems. Netcom Systems was acquired by Bowthorpe plc in July 1999. Prior to joining Netcom Systems, from February 1992 to November 1996, Mr. Phelps served as Chairman and Chief Executive Officer of MICOM Communications Corporation, a data communications equipment company which was acquired by Nortel Networks in June 1996. Mr. Phelps holds a B.S. in mathematics from St. Lawrence University and an M.B.A. from the University of Rochester.

  The executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

  We currently have five authorized directors. In accordance with the terms of our bylaws, the terms of the directors will be divided into three classes. Class I director terms will expire at the annual meeting of stockholders to be held in 2000. Class II director terms will expire at the annual meeting of stockholders to be held in 2001. Class III director terms will expire at the annual meeting of stockholders to be held in 2002. The Class I director is Mr. Chung, the Class II directors are Messrs. Phelps and Varon, and the Class III directors are Messrs. Firestone and Kortschak. At each annual meeting of stockholders after the initial classification or special meeting in lieu of the annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu of the annual meeting. Each director is elected at the respective meeting of our stockholders by a vote of the holders of a plurality of the voting power represented at that meeting. In addition, our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of Somera Communications.

Board Committees

  Our audit committee, which consists solely of two independent directors, reviews, acts on and reports to our board of directors on various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices and internal controls. Messrs. Chung and Phelps are the members of our audit committee.

  Our compensation committee establishes salaries, incentives and other forms of compensation for officers and other employees. This committee also administers our incentive compensation and benefit plans. Messrs. Kortschak and Phelps are the members of the compensation committee.

Director Compensation

  Except for reimbursement of reasonable expenses incurred in connection with serving as a director and the grant of stock options, our directors are not compensated for their service as directors. In July 1999, we granted Mr. Phelps, one of our non-employee directors, an option to purchase 50,000 shares of common stock at an exercise price of $8.50 per share under our 1999 Unit Option Plan. These options vest 25% after one year, and ratably thereafter over a period of three years. Under our 1999 Director Option Plan, each non-employee director will automatically be granted an option to purchase 30,000 shares of our common stock on the date on which he or she becomes a director. In addition to this first option grant, each outside director will automatically be granted an option to purchase 7,500 shares on each July 1st, if on the date of such subsequent grant he or she shall have served on the board for six months from the date of such grant. Both the initial 30,000 share initial option grant and subsequent 7,500 share option grant shall vest 25% after one year, and ratably thereafter over a period of three years. The exercise price for each option granted under the Director Plan will be the fair market value of our common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation

  Our compensation committee consists of Messrs. Kortschak and Phelps. Prior to the offering, our compensation committee consisted of Messrs. Firestone and Kortschak.

  None of the current members of our compensation committee is an officer or employee of Somera Communications. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

Employment Agreements

  Jeffrey G. Miller. Mr. Miller entered into an employment agreement and commenced his employment with the Company on May 6, 1999. Under the agreement, we agreed to pay Mr. Miller an annual salary of $225,000 and a bonus of up to $100,000 based on the achievement of performance milestones. Under this agreement, Mr. Miller received a signing bonus of $40,000. For the first year of Mr. Miller's employment, the full performance bonus is guaranteed. In conjunction with this agreement, we have granted Mr. Miller an option to purchase 660,093 shares of our common stock at an exercise price of $7.57 per share with 25% of the shares subject to this option vesting on the first anniversary of his commencement date, and 1/36th of the remaining shares vesting monthly thereafter.

 As a part of this employment agreement, we have provided Mr. Miller with an interest-free mortgage loan in the amount of $600,000 for the purpose of Mr. Miller acquiring a new home. Under the agreement, the loan will be forgiven over eight years for $50,000 per year for the first four years and $100,000 per year for the final four years. We will retain a mortgage security interest in the home during the term of the loan. In the event Somera Communications experiences a change of control and Mr. Miller is terminated without cause or constructively terminated within twelve months, the outstanding balance of the loan will be forgiven. In the event Mr. Miller is terminated without cause by us, the loan will be due and repayable upon one year after he is first able to sell his shares following this offering. In addition, he would be entitled to receive severance equal to one year of his base salary and target bonus and additional vesting of that number of shares subject to his option that would have become vested had Mr. Miller remained employed by us for an additional six months. In the event Mr. Miller leaves our employment voluntarily during the term of the loan, the loan would be due and repayable within six months of the date of the termination of his employment.

  Gary J. Owen. Mr. Owen entered into an employment agreement with the Company on July 16, 1999 and commenced his employment with the Company on July 26, 1999. Under the agreement, we have agreed to pay Mr. Owen an annual salary of $200,000 and a bonus of up to $25,000 based on the achievement of performance milestones. Under this agreement, Mr. Owen received a signing bonus of $15,000. For the first year of Mr. Owen's employment, $12,500 of the performance bonus is guaranteed. In conjunction with this agreement, we have granted Mr. Owen an option to purchase 405,000 shares of our common stock at an exercise price of $8.50 per share with 25% of the shares subject to this option vesting on the first anniversary of his commencement date, and 1/36th of the remaining shares vesting monthly thereafter.

  As a part of his employment agreement, we have provided Mr. Owen with a six-month interest-free mortgage loan in the amount of approximately $1.4 million for the purpose of Mr. Owen acquiring a new home. We will retain a mortgage security interest in the home during the term of the loan. As a part of his employment relationship, a portion of the loan may be forgiven over time at the discretion of our president. In the event Mr. Owen is terminated without cause by us, he would be entitled to receive severance payments in an amount up to twelve months of his base salary and target bonus. In addition, he would be entitled to receive additional vesting of that number of shares subject to his option that would have become vested had Mr. Owen remained employed by us for an additional six months. In the event of a change of control of Somera Communications, 50% of the shares subject to Mr. Owen's option, together with any subsequent options granted to him, will vest and become immediately exercisable.

  Dan Firestone. Our compensation committee adopted a bonus plan for Mr. Firestone that provides him with incentive compensation based on performance milestones. Under this bonus plan, Mr. Firestone is eligible to receive a bonus, in addition to his base salary, of up to 250% of his base salary based on the company's achievement of performance milestones.

Executive Compensation

  The following table sets forth all compensation paid or accrued during 1998 to our chief executive officer and our other most highly compensated executive officer whose salary and bonus for 1998 was more than $100,000. The table also sets forth compensation on an annualized basis for our chief executive officer and our other executive officers whose salaries, excluding bonuses if any, for 1999 will exceed $100,000 when calculated on an annualized basis.

                           Summary Compensation Table

                                       1998 Annual Compensation
                                    ------------------------------
                                                      Other Annual 1999 Annual
   Name and Principal Positions      Salary   Bonus   Compensation   Salary
----------------------------------- -------- -------- ------------ -----------
Dan Firestone, Chairman of the
 Board, President and Chief
 Executive Officer................. $109,936 $219,872    $3,250     $360,000
Gil Varon, Director and Vice
 President, Wireline Division......   43,978  169,792     1,600      100,000
Jeffrey G. Miller, Executive Vice
 President, Sales and Marketing....      --       --        --       225,000
Gary J. Owen, Chief Financial
 Officer...........................      --       --        --       200,000

Option Grants

  We did not grant stock options to any of our executive officers in 1998. In 1999, Somera Communications, LLC granted options to purchase Class A units under its 1999 Unit Option Plan. Following the completion of this offering, no further options will be granted under the 1999 Unit Option Plan and all outstanding options under this plan will be assumed by and converted into options to purchase common stock under the 1999 Stock Option Plan. In May 1999, Somera Communications, LLC granted an option to Mr. Miller to purchase 660,093 Class A units at an exercise price of $7.57 per unit under our 1999 Unit Option Plan. In July 1999, Somera Communications, LLC granted an option to Mr. Owen to purchase 405,000 Class A units at an exercise price of $8.50 per unit under our 1999 Unit Option Plan. In July 1999, Somera Communications, LLC granted an option to Mr. Firestone to purchase 375,000 Class A units at an exercise price of $8.50 per unit under our 1999 Unit Option Plan.

  The following table provides information relating to those stock options granted to our executive officers in the current fiscal year as described above.


                                       Individual Grants
                         ---------------------------------------------
                                                                       Potential Realizable Value at
                                                                       Assumed Annual Rates of Stock
                          Number of   Percent of   Exercise            Price Appreciation for Option
                         Securities  Total Options  Price                         Term(4)
                         Underlying   Granted to     Per               ------------------------------
Name and Principal         Options   Employees in  Share($) Expiration
Positions                Granted (#)    1999(%)    (1) (2)   Date (3)    0%($)     5%($)     10%($)
------------------       ----------- ------------- -------- ---------- --------- --------- ----------
Dan Firestone, Chairman
 of the Board and Chief
 Executive Officer......   375,000       12.7        8.50    7/13/09   1,312,500 4,142,526  8,484,341
Gary J. Owen, Chief
 Financial Officer......   405,000       13.7        8.50    7/13/09   1,417,500 4,473,928  9,163,088
Jeffrey G. Miller,
 Executive Vice
 President, Sales and
 Marketing..............   660,093       22.4        7.57    5/15/09   2,924,212 7,905,759 15,548,431

--------

(1) Options were granted at an exercise price equal to the deemed fair market value of the Company's common stock on the date of the grant, as determined by the board.

(2) Exercise price may be paid (i) in cash, (ii) by check, (iii) by promissory note, (iv) by delivery of already-owned shares of the Company's common stock subject to certain conditions, (v) by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price or (vi) by any combination of the foregoing methods of payment under applicable law.

(3) Twenty-five percent (25%) of the shares issuable upon exercise of options granted under the Company's 1999 Unit Option Plan generally become vested on the first anniversary of the vesting commencement date and the balance generally vests at the rate of 1/48th of such shares for each month thereafter. A portion of each of these options will accelerate upon a change of control or termination of the optionee's employment. See "-- Employment Agreements" for further descriptions of these employee benefits.

(4) Assumes an initial public offering price of $12.00 per share.

Employee Benefits Plans

 1999 Stock Option Plan

  Our 1999 Stock Option Plan was adopted and approved by our board in September 1999. It provides for the grant of incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. We have reserved for issuance under our 1999 Stock Option Plan a total of 6,750,000 shares of common stock. As of September 30, 1999, no options were outstanding under this plan. However, following the consummation of this offering, all options granted under the 1999 Unit Option Plan will be assumed and converted into options to purchase an equivalent number of shares of our common stock under the 1999 Stock Option Plan. Following this assumption and conversion, 3,806,657 shares of our common stock will remain available for future option grants. The number of shares of common stock reserved for issuance under this plan will be subject to an annual increase on each anniversary beginning January 1, 2000 equal to the lesser of:

  . 2,500,000 shares;
  . 4% of the outstanding shares on each anniversary date; or . an amount determined by the board of directors.

  The 1999 Stock Option Plan is currently administered by the compensation committee of our board of directors. Options and stock purchase rights granted under the 1999 Stock Option Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event we are acquired. The exercise price of options and stock purchase rights granted under the 1999 Stock Option Plan will be determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. Options granted under the 1999 Stock Option Plan generally vest over a four-year period. The board of directors may amend, modify or terminate the 1999 Stock Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The 1999 Stock Option Plan will terminate in 2009, unless terminated earlier by the board of directors.

 1999 Unit Option Plan

  Our 1999 Unit Option Plan was approved by our board of directors in May 1999. We adopted the 1999 Unit Option Plan when we were a limited liability company. We have reserved 3,400,000 Class A units under the 1999 Unit Option Plan. As of October 20, 1999, options to purchase a total of 2,943,343 Class A units at a weighted average exercise price of $9.53 per share were outstanding and 456,657 Class A units remained available for future option grants. Following the completion of this offering, no further options will be granted under the 1999 Unit Option Plan and all outstanding options under this plan will be assumed by and converted into options to purchase common stock under the 1999 Stock Option Plan.

 1999 Employee Stock Purchase Plan

  Our 1999 Employee Stock Purchase Plan was adopted and approved by our board in September 1999. Our Purchase Plan, which is intended to qualify under
Section 423 of the

Internal Revenue Code, provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. This plan will become effective upon the closing of this offering. A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on each anniversary beginning January 1, 2000 equal to the lesser of:

  . the number of shares issued under the Purchase Plan in the prior year; or . an amount determined by the board of directors.

  The Purchase Plan will be administered by the compensation committee of our board of directors. The Purchase Plan grants each eligible employee an option to purchase common stock through payroll deductions up to a maximum of $25,000 for all purchases ending within the same calendar year and 5,000 shares for each purchase period thereafter. Employees are eligible to participate if they are employed by us for at least 20 hours per week and more than five months in any calendar year. Unless the board of directors or its committee determines otherwise, each offering period will run for six months. The first offering period will commence on the date of this prospectus and end on or about August 14, 2000, and new offering periods thereafter will commence on the first trading day on or after February 15th or August 15th. In the event we are acquired, each outstanding option may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date to precede the date of the acquisition. The price at which common stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation at any time during the offering period, and participation automatically ends on termination of employment. Generally, the board of directors may amend, modify or terminate the Purchase Plan at any time as long as the amendment, modification or termination does not impair the rights of plan participants. The Purchase Plan will terminate in 2009, unless terminated earlier in accordance with its provisions.

 1999 Director Option Plan

  Our 1999 Director Option Plan was adopted and approved by our board in September 1999. Our Director Plan provides for the grant of non-statutory stock options to non-employee directors. The Director Plan has a term of ten years unless terminated earlier by the board of directors. A total of 300,000 shares of our common stock, plus an annual increase equal to the number of shares needed to restore the number of shares of common stock that are available for grant under the Plan to 300,000 shares, have been reserved for issuance under the Director Plan. As of the date of this prospectus, no options have been granted under the Director Plan.

  Our Director Plan provides that each new outside director shall automatically be granted an option to purchase 30,000 shares of our common stock on the date that outside director first becomes a director. In addition to this first option grant, each outside director shall automatically be granted an option to purchase 7,500 shares on each July 1st, if on the date of the subsequent grant he or she shall have served on the board for six months from the date of such grant. Options granted under the Director Plan vest at a rate of 25 percent of the shares subject to the option on each anniversary of its grant date, provided this director continues to serve as an outside director on these vesting dates. Options granted under the Director Plan are exercisable by the outside director only while the individual remains one of our directors. The exercise price for each first option and subsequent option grant shall be 100% of the fair market value per share of our common stock on the date of grant.

  In the event of our merger or the sale of substantially all of our assets, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, or following assumption or substitution the director is terminated, each option granted to an outside director under the Director Plan shall become fully vested and exercisable for a period of thirty days after which period the option shall terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as one of our directors, or within 12 months after the director's termination by death or disability.

 401(k) Plan

  We provide a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers our eligible employees. Under our 401(k) plan, employees may elect to reduce their current annual compensation, on a pre-tax basis, up to the lesser of 15% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code so that contributions by our employees to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan and so that contributions will be deductible by us when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;
  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or
  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under federal and state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify other officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification by our bylaws covers at least negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity, regardless of whether the bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any director or executive officer in any action or proceeding, including any action by or on our behalf, arising out of the individual's services as our director or executive officer, or the director or executive officer of any subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are not aware of any threatened litigation that may result in claims for indemnification. We currently have liability insurance for our directors and officers and intend to extend that coverage for public securities matters.

                              CERTAIN TRANSACTIONS

Summit Financing

  On July 23, 1998, Summit Ventures V, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P., Summit Investors III, L.P., which we refer to collectively as the Summit funds, and several other investors invested an aggregate of $51.8 million in Somera Communications, LLC in exchange for 14,070,000 Class B units. These Class B units will be exchanged for 14,070,000 shares of common stock upon the effectiveness of the registration statement with respect to this offering. Based upon an assumed initial public offering price of $12.00, the value of these shares will be $168.8 million. The parties also entered into related agreements which provided for registration rights, liquidation preferences, transfer restrictions, and specified other rights. These related agreements specify that the Class B investors have the authority to elect two individuals to the board of managers of Somera Communications, LLC. Currently, two Class B representatives, Messrs. Kortschak and Chung, are members of the board of directors of Somera Communications, Inc. The right of the Class B investors to designate managers of Somera Communications, LLC, and directors of Somera Communications, Inc., as well as the transfer restrictions, will terminate upon this offering, although we expect Messrs. Kortschak and Chung to continue to serve as directors.

Distribution Involving Officers, Directors and Five Percent Owners

  On August 31, 1999, we entered into a credit agreement, consisting of a term loan facility and a revolving loan facility with a syndicate of financial institutions led by Fleet National Bank. As of September 30, 1999, $50.0 million was outstanding under the term loan facility and $6.4 million has been drawn under the revolving loan facility. We used the proceeds from the term loan facility to make a distribution to our members in the aggregate amount of $48.5 million, including $11.8 million to Dan Firestone, $11.9 million to Gil Varon, and $17.5 million to the Summit funds. We plan to use a portion of the net proceeds of this offering to repay all outstanding amounts under the term loan facility and revolving loan facility. For additional information on the terms of the Fleet credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and for additional information regarding repayment of the facility, please see "Use of Proceeds." Since our inception in July 1995, we have made distributions to members. For the period beginning January 1, 1998 and through October 26, 1999, and including the Fleet distribution described above, we have distributed approximately $20.2 million to Mr. Firestone, $20.2 million to Mr. Varon and $24.6 million to the Summit funds. In addition, we anticipate making additional distributions to members until the time that we convert from a limited liability company to a Delaware corporation. We estimate that during this period we will make additional distributions of approximately $408,000 to Mr. Firestone, $410,000 to Mr. Varon and $598,000 to the Summit funds.

Loan From Officers and Related Parties

  From July 1996 through November 1998, we borrowed an aggregate of $3.5 million from Dan Firestone, Gil Varon, Robert Firestone, who is Dan Firestone's father, and Voyage

Partners, a partnership whose partners include Dan Firestone and Gil Varon, under a series of promissory notes that carried annual interest rates that varied between eight and thirteen percent. These notes were fully repaid in September 1999.

Miller Loan Agreement

  We have provided Jeffrey G. Miller, our executive vice president of sales and marketing, with a $600,000 interest-free mortgage loan. This loan was made in conjunction with his employment agreement dated May 6, 1999 to assist with Mr. Miller's relocation to the Santa Barbara, California area and his purchase of a home. If Mr. Miller remains employed with us, this loan will be forgiven over an eight-year period. As of September 30 , 1999, approximately $579,000 was outstanding on this loan. For additional information regarding this loan, please see "Management--Employment Agreements".

Owen Loan Agreement

  We have provided Gary Owen, our chief financial officer, with a $1.4 million six-month interest-free mortgage loan. This loan was made in conjunction with his employment agreement dated July 16, 1999 to assist with Mr. Owen's relocation to the Santa Barbara, California area and his purchase of a home. As a part of his employment relationship, a portion of the loan may be forgiven over time at the discretion of our president. As of October 22, 1999 the entire outstanding balance of the loan was outstanding. For additional information regarding this loan, please see "Management--Employment Agreements."

Promoters of Somera Communications

  Mr. Firestone and Mr. Varon are each promoters for purposes of the federal securities laws. All material transactions with such persons are described in this section or elsewhere in this prospectus. Please see "Management" and Note 4 to the financial statements.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information with respect to beneficial ownership of our common stock as of September 30, 1999, as adjusted to reflect the sale of our common stock in this offering, by:

  . each person who beneficially owns more than 5% of the common stock; . each of our executive officers;
  . each of our directors; and
  . all executive officers and directors as a group.

  Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is c/o Somera Communications, 5383 Hollister Avenue, Santa Barbara, California 93111.

  The applicable percentage of ownership for each stockholder is based on 38,062,500 shares of common stock outstanding as of September 30, 1999, together with applicable options for that stockholder.

                            Number of Shares of    Percentage of Ownership
                               Common Stock     ------------------------------
 Name of Beneficial Owner   Beneficially Owned  Before Offering After Offering
--------------------------- ------------------- --------------- --------------
Dan Firestone..............      9,285,036           24.4%           19.9%
Jeffrey G. Miller..........            --               *               *
Gary J. Owen...............            --               *               *
Gil Varon..................      9,375,000           24.6            20.1
Walter G. Kortschak(1).....            --             --              --
 c/o Summit Partners
 499 Hamilton Avenue, Suite
  200
 Palo Alto, CA 94301
Peter Y. Chung(2)..........            --             --              --
 c/o Summit Partners
 499 Hamilton Avenue, Suite
  200
 Palo Alto, CA 94301
Barry Phelps...............            --             --              --
Summit Funds(3)............     13,757,333           36.1            29.5
 c/o Summit Partners
 499 Hamilton Avenue, Suite
  200
 Palo Alto, CA 94301
All executive officers and
 directors as a group
 (7 persons)...............     18,660,036           49.0            40.1

--------
 *  Represents beneficial ownership of less than 1%

(1) Mr. Kortschak, one of our directors, is a managing member of Summit Partners, LLC, which is the general partner of Summit Partners, V, which is the general partner of each of Summit Ventures V, Summit V Advisors Fund,
    (QP) and Summit V Advisors Fund. Mr. Kortschak is also a general partner of Summit Investors III. Summit Partners, LLC, through an investment committee, has voting and dispositive power with respect to the shares owned by the Summit funds. Mr. Kortschak does not have voting or dispositive power with respect to the shares owned by the Summit funds and disclaims beneficial ownership of these shares.

(2) Mr. Chung, one of our directors, is a member of Summit Partners, LLC, which is the general partner of Summit Partners V, which is the general partner of each of Summit Ventures V, Summit V Advisors Fund, (QP) and Summit V Advisors Fund. Summit Partners, LLC, through an investment committee, has voting and dispositive power with respect to the shares owned by the Summit funds. Mr. Chung does not have voting or dispositive power with respect to the shares owned by the Summit funds and disclaims beneficial ownership of these shares.
(3) Consists of 12,618,986 shares of common stock owned by Summit Ventures V, 723,116 shares of common stock owned by Summit V Advisors Fund, (QP), 220,978 shares of common stock owned by Summit V Advisors Fund, and 194,253 shares of common stock owned by Summit Investors III.

                          DESCRIPTION OF CAPITAL STOCK

General

  Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

  As of September 30, 1999, there were 38,062,500 shares of common stock outstanding which were held of record by 22 stockholders.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

  The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change of control without further action by the stockholders. Immediately prior to the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

  As of September 30, 1999, we had an outstanding warrant to purchase 95,155 shares of our common stock at an exercise price of $7.57 per share, and a outstanding warrant to purchase 112,500 shares of our common stock at an exercise price of $8.50 per share. Each of the warrants has a two-year term. Each of the warrants has a net exercise provision under which the holder may, in the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of our stock at the time of the exercise of the warrant, after deducting the aggregate exercise price.

Registration Rights

  As of September 30, 1999, the holders of 38,062,500 shares of our common stock or their transferees are entitled to have us register their shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these securities. Subject to limitations in the agreement, if we register any of our common stock either for our own account or for the account of other security holders, these holders will be entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses, including reasonable legal fees, and the holders selling their shares will be responsible for paying all other selling expenses.

Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions

  Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws summarized below could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and to remove our incumbent officers and directors. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals because, among other things, negotiations could result in improved acquisition terms.

 Board of Directors

  Our board of directors will be divided into three classes of directors serving staggered three year terms. Our bylaws authorize our board of directors to fill vacant directorships or increase the size of the board of directors. Accordingly, even if a stockholder brings a successful proxy fight, the stockholder would likely only be able to elect a minority of our board of directors at any single annual meeting.

 Stockholder Meetings

  Under our amended and restated certificate of incorporation and bylaws, the board of directors, the chairman of the board and the president may call special meetings of stockholders but the stockholders may not call a special meeting.

 Requirements for Advance Notification of Stockholder Nominations and Proposals

  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

 Delaware Anti-Takeover Law

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with some exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Undesignated Preferred Stock

  The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC.

Nasdaq National Market Listing

  We have applied to list our common stock on the Nasdaq National Market under the symbol "SMRA."

                        SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock in the public market following the offering could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us.

  Of the 46,562,500 shares to be outstanding after the offering, assuming that the underwriters do not exercise their over-allotment option, only the 8,500,000 shares of common stock sold in this offering will be freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act of 1933. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. The remaining shares of common stock to be outstanding after the offering are "restricted securities" under the Securities Act of 1933 and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale and other limitations of Rule 144.

  In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock (approximately
    465,625 shares immediately following the offering); or . the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

  Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

  In addition, as of September 30, 1999, there were outstanding warrants to purchase 207,655 shares of common stock and options to purchase 2,943,343 shares of common stock, of which no options were fully vested. An additional 3,806,657 shares are reserved for issuance under our 1999 Stock Option Plan. We intend to register the shares of common stock issuable or reserved for issuance under the 1999 Stock Option Plan as soon as practicable following the date of this prospectus.

  Holders of 38,062,500 shares of common stock are entitled to registration rights with respect to these shares for resale under the Securities Act of 1933. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could the market price for our common stock to fall. These registration rights may not be exercised prior to the expiration of 180 days from the date of this prospectus. See "Description of Capital Stock--Registration Rights."

Lock-up Arrangements

  Our directors and officers, along with stockholders who hold all shares of our common stock have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without prior written consent.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Thomas Weisel Partners LLC are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                         Number
                                                                           of
        Underwriters                                                     Shares
        ------------                                                    --------
        Lehman Brothers Inc. ..........................................
        Dain Rauscher Wessels..........................................
        Thomas Weisel Partners LLC.....................................
                                                                        --------
        Total..........................................................
                                                                        ========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not
in excess of $   per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $    per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option to purchase up to an aggregate of 1,275,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  We have agreed that, without the prior consent of Lehman Brothers, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors and stockholders holding all of the shares of our capital stock, including all of the holders of the warrants, have agreed under lock-up agreements that, without prior written consent, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. See "Shares Available for Future Sale".

  Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives considered, among other things and in addition to prevailing market conditions:

  . our historical performance and capital structure;
  . estimates of our business potential and earning prospects;
  . an overall assessment of our management; and . the above factors in relation to market valuations of companies in related businesses.

  We have applied to list our common stock on the Nasdaq Stock Market's National Market under the symbol "SMRA."

  We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock offered by them.

  At our request, the underwriters have reserved up to 425,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

  A prospectus may be available in electronic format on an Internet website maintained by Fidelity Investments, which is expected to act as one of the dealers in the offering.

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 76 filed public offerings of equity securities, of which 49 have been completed, and has acted as a syndicate member in an additional 38 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or controlling persons, except with regard to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

  Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Cooley Godward LLP will pass upon certain legal matters in connection with this offering for the Underwriters. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, P.C., serves as our Secretary. As of the date of this prospectus, a member of Wilson Sonsini Goodrich & Rosati, P.C., owns a warrant exercisable into 112,500 shares of our common stock.

                                    EXPERTS

  The audited financial statements of Somera Communications LLC at December 31, 1997 and 1998 and June 30, 1999 and for the years ended December 31, 1996, 1997 and 1998 and six months ended June 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement.

  You may read and copy all or any portion of the registration statement at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission or call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the registration statement, will also be available to you on the Commission's Internet site, http://www.sec.gov.

  We intend to send to our stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                           SOMERA COMMUNICATIONS, LLC

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statement of Members' Capital (Deficit).................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Somera Communications, LLC

  In our opinion, the accompanying balance sheets and the related statements of operations, of members' capital (deficit) and of cash flows present fairly, in all material respects, the financial position of Somera Communications, LLC at December 31, 1997, 1998 and June 30, 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and the six months ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

San Jose, California
September 9, 1999

To the Members of
Somera Communications, LLC

  The accompanying financial statements included herein reflect the approval by the Company's members of the Company's 3 for 2 split of the Company's Class A and Class B units as described in Note 10. The above opinion is in the form that will be signed by PricewaterhouseCoopers LLP upon the effectiveness of such event assuming that from September 9, 1999 to the effective date of such event, no other events shall have occurred that would affect the accompanying financial statements.

PricewaterhouseCoopers LLP
San Jose, California

October 26, 1999

                           SOMERA COMMUNICATIONS, LLC

                                 BALANCE SHEETS
                     (in thousands, except per share data)

                              December 31,                              Pro-forma
                             ---------------  June 30,  September 30, September 30,
                              1997    1998      1999        1999      1999 (Note 9)
                             ------ --------  --------  ------------- -------------
                                                         (unaudited)   (unaudited)
Assets
Current assets:
  Cash and cash
   equivalents.............  $1,419 $  1,930  $    482    $    195      $    195
  Accounts receivable, (net
   of allowance for
   doubtful accounts of
   $197, $249, $458 and
   $684 at December 31,
   1997, 1998, June 30,
   1999 and September 30,
   1999, respectively).....   6,095   10,237    14,989      17,611        17,611
  Inventories, net.........   1,456    4,067     9,994       9,048         9,048
  Other current assets.....     169      186       229         301           301
                             ------ --------  --------    --------      --------
    Total current assets...   9,139   16,420    25,694      27,155        27,155
Property and equipment,
 net.......................     131      547     1,380       1,596         1,596
Deferred tax asset.........     --       --        --          --         17,000
Other assets...............      11       42       128         681           681
                             ------ --------  --------    --------      --------
    Total assets...........  $9,281 $ 17,009  $ 27,202    $ 29,432      $ 46,432
                             ====== ========  ========    ========      ========
Liabilities, Mandatorily
 Redeemable Class B Units
 and Members' Capital
 (Deficit)/Stockholders'
 Deficit
Current liabilities:
  Accounts payable.........  $4,130 $  5,901  $ 11,660    $ 10,600      $ 10,600
  Borrowings under
   revolving loan
   facility................     --       --        779       6,435         6,435
  Accrued commissions......     262      496       950       1,270         1,270
  Other accrued
   liabilities.............     145      541       651       1,178         1,178
  Capital lease
   obligations--current
   portion.................     --       --        179         255           255
  Notes payable to related
   parties--current
   portion.................     --       --      1,300         --            --
  Notes payable--current
   portion.................     --       --        200         --            --
                             ------ --------  --------    --------      --------
    Total current
     liabilities...........   4,537    6,938    15,719      19,738        19,738
  Capital lease
   obligations--net of
   current portion.........     --       --        541         575           575
  Notes payable--net of
   current portion.........     638    1,838     1,638         --            --
  Notes payable to related
   parties--net of current
   portion.................     319    1,619       319         --            --
  Term debt................     --       --        --       48,900        48,900
                             ------ --------  --------    --------      --------
    Total liabilities......   5,494   10,395    18,217      69,213        69,213
                             ------ --------  --------    --------      --------
  Commitments (Note 5)
Mandatorily redeemable
 Class B units.............     --    51,750    51,750      51,750           --
                             ------ --------  --------    --------      --------
Members' Capital
 (Deficit)/Stockholders'
 Deficit
  Class A Units............   3,443  (51,359)  (49,793)    (79,658)          --
  Class B Units............     344    6,223     7,028     (11,165)          --
Common stock: $0.001 par
 value
  Shares authorized: pro
   forma 200,000
   (unaudited)
  Shares issued and
   outstanding
  38,063 pro forma
   (unaudited).............     --       --        --          --             38
Additional paid in
 capital...................     --       --        --          --        (39,111)
Retained earnings..........     --       --        --          --         17,000
Unearned stock based
 compensation..............     --       --        --         (708)         (708)
                             ------ --------  --------    --------      --------
    Total members' capital
     (deficit)/stockholders'
     deficit...............   3,787  (45,136)  (42,765)    (91,531)      (22,781)
                             ------ --------  --------    --------      --------
    Total liabilities and
     members' capital
     (deficit)/stockholders'
     deficit...............  $9,281 $ 17,009  $ 27,202    $ 29,432      $ 46,432
                             ====== ========  ========    ========      ========



   The accompanying notes are an integral part of these financial statements.

                           SOMERA COMMUNICATIONS, LLC

                            STATEMENTS OF OPERATIONS
                      (in thousands, except per unit data)

                                                           Six Months Ended      Nine Months Ended
                               Year Ended December 31,         June 30,            September 30,
                              -------------------------- -------------------- -----------------------
                                1996     1997     1998      1998       1999      1998        1999
                              -------- -------- -------- ----------- -------- ----------- -----------
                                                         (unaudited)          (unaudited) (unaudited)
Net revenue.................  $ 10,149 $ 34,603 $ 72,186  $ 34,417   $ 52,834  $ 51,271    $ 87,034
Cost of net revenue.........     5,532   20,587   43,132    21,037     34,023    30,890      56,678
                              -------- -------- --------  --------   --------  --------    --------
    Gross profit............     4,617   14,016   29,054    13,380     18,811    20,381      30,356
                              -------- -------- --------  --------   --------  --------    --------
Operating expenses:
  Sales and marketing.......       780    2,593    5,747     2,394      4,385     3,895       7,238
  General and
   administrative...........       696    1,648    3,939     1,326      2,999     2,922       5,085
  Stock based compensation..       --       --       --        --         193       --          652
                              -------- -------- --------  --------   --------  --------    --------
    Total operating
     expenses...............     1,476    4,241    9,686     3,720      7,577     6,817      12,975
                              -------- -------- --------  --------   --------  --------    --------
    Income from operations..     3,141    9,775   19,368     9,660     11,234    13,564      17,381
Interest expense, net.......        18       82      187        75        144       117         656
                              -------- -------- --------  --------   --------  --------    --------
      Net income............  $  3,123 $  9,693 $ 19,181  $  9,585   $ 11,090  $ 13,447    $ 16,725
                              ======== ======== ========  ========   ========  ========    ========
Net income per unit--basic..  $   0.08 $   0.25 $   0.50  $   0.25   $   0.29  $   0.35    $   0.44
                              -------- -------- --------  --------   --------  --------    --------
Weighted average units--
 basic......................    37,500   38,052   38,063    38,063     38,063    38,063      38,063
                              -------- -------- --------  --------   --------  --------    --------
Net income per unit--
 diluted....................  $   0.08 $   0.25 $   0.50  $   0.25   $   0.29  $   0.35    $   0.44
                              -------- -------- --------  --------   --------  --------    --------
Weighted average units--
 diluted....................    37,500   38,052   38,063    38,063     38,069    38,063      38,115
                              -------- -------- --------  --------   --------  --------    --------


   The accompanying notes are an integral part of these financial statements.

                           SOMERA COMMUNICATIONS, LLC

                    STATEMENT OF MEMBERS' CAPITAL (DEFICIT)
                                 (in thousands)

                                                                                           Mandatorily
                                                                                            Redeemable
                            Class A Units      Class B Units                              Class B Units
                          ------------------  -----------------                          ----------------
                                                                                Total
                                                                   Unearned   Members'
                                                                 Stock Based   Capital
                          Number     Value    Number    Value    Compensation (Deficit)  Number   Value
                          -------  ---------  ------  ---------  ------------ ---------  ------- --------
Balances, January 1,
 1996...................   10,099  $      68     --   $     --         --     $      68      --  $    --
Capital contributed.....   23,651        367   3,750         46        --           413      --       --
Net income..............      --       2,811     --         312        --         3,123      --       --
Distributions to
 members................      --      (2,118)    --        (235)       --        (2,353)     --       --
                          -------  ---------  ------  ---------    -------    ---------  ------- --------
Balances, December 31,
 1996...................   33,750      1,128   3,750        123        --         1,251      --       --
Capital contributed.....      563        300     --         --         --           300      --       --
Net income..............      --       8,738     --         955        --         9,693      --       --
Distributions to
 members................      --      (6,723)    --        (734)       --        (7,457)     --       --
                          -------  ---------  ------  ---------    -------    ---------  ------- --------
Balances, December 31,
 1997...................   34,313      3,443   3,750        344        --         3,787      --       --
Conversion of Class B
 units to Class A
 units..................    2,501        344  (2,501)      (344)       --           --       --       --
Proceeds from issuance
 of new units...........      --         --      --         --         --           --    14,070   51,750
Repurchase of members'
 units..................  (12,821)   (51,750) (1,249)       --         --       (51,750)     --       --
Net income..............      --      11,590     --       7,591        --        19,181      --       --
Distributions to
 members................      --     (14,986)    --      (1,368)       --       (16,354)     --       --
                          -------  ---------  ------  ---------    -------    ---------  ------- --------
Balances, December 31,
 1998...................   23,993    (51,359)    --       6,223        --       (45,136)  14,070   51,750
Net income..............      --       6,991     --       4,099        --        11,090      --       --
Distributions to
 members................      --      (5,618)    --      (3,294)       --        (8,912)     --       --
Warrants issued in
 exchange for services..      --         193     --         --         --           193      --       --
                          -------  ---------  ------  ---------    -------    ---------  ------- --------
Balances, June 30,
 1999...................   23,993  $ (49,793)    --   $   7,028        --     $ (42,765)  14,070 $ 51,750
Net income..............      --       3,552     --       2,083        --         5,635      --       --
Distribution to
 members................      --     (34,584)    --     (20,276)       --       (54,860)     --       --
Unearned employee stock-
 based compensation.....      --         830     --         --        (830)         --       --       --
Amortization of unearned
 Stock-based
 Compensation...........      --         --      --         --         122          122      --       --
Warrants issued in
 exchange for Services..      --         337     --         --         --           337      --       --
                          -------  ---------  ------  ---------    -------    ---------  ------- --------
Balances, September 30,
 1999 (unaudited).......   23,993  $ (79,658)    --   $ (11,165)   $  (708)   $ (91,531)  14,070 $ 51,750
                          =======  =========  ======  =========    =======    =========  ======= ========

   The accompanying notes are an integral part of these financial statements.

                           SOMERA COMMUNICATIONS, LLC

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                       Six Months Ended       Nine Months Ended
                         Year Ended December 31,           June 30,             September 30,
                         --------------------------  --------------------  -----------------------
                          1996     1997      1998       1998       1999       1998        1999
                         -------  -------  --------  ----------- --------  ----------- -----------
                                                     (Unaudited)           (Unaudited) (Unaudited)
Cash flows from
 operating activities:
 Net income............  $ 3,123  $ 9,693  $ 19,181    $ 9,585   $ 11,090   $  13,447   $ 16,725
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation and
  amortization.........       25       54       137         46         94          85        175
 Provision for doubtful
  accounts.............       49      145        52        113        209         168        450
 Provision for write-
  downs of
  inventories..........       35       10        12        327        539         484        789
 Warrants issued in
  exchange for
  services.............      --       --        --         --         193         --         530
 Training costs
  financed by capital
  lease................      --       --        --         --          65         --          65
 Amortization of stock-
  based compensation...                                                           --         122
 Changes in operating
  assets and
  liabilities:
  Accounts receivable..   (2,159)  (4,038)   (4,194)    (4,104)    (4,961)    (3,487)     (7,824)
  Inventories..........     (927)    (529)   (2,623)    (1,598)    (6,466)    (1,906)     (5,770)
  Other current
   assets..............     (310)     141       (17)      (209)       (43)      (325)       (115)
  Accounts payable.....    1,736    2,352     1,771      2,899      5,759       1,638      4,699
  Accrued commissions..      112      150       234        257        454         349        774
  Other accrued
   liabilities.........       76       66       396         91        110         295        637
                         -------  -------  --------    -------   --------   ---------   --------
   Net cash provided by
    operating
    activities.........    1,760    8,044    14,949      7,407      7,043      10,748     11,257
                         -------  -------  --------    -------   --------   ---------   --------
Cash flows from
 investing activities:
 Acquisition of
  property and
  equipment............     (124)     (85)     (553)      (233)      (272)      (368)       (459)
 Decrease (increase) in
  other assets ........      (13)       5       (31)       (65)       (86)       (70)       (639)
                         -------  -------  --------    -------   --------   ---------   --------
   Net cash used in
    investing
    activities.........     (137)     (80)     (584)      (298)      (358)      (438)     (1,098)
                         -------  -------  --------    -------   --------   ---------   --------

Cash flows from
 financing activities:
 Proceeds from term
  loan.................      --       --        --         --         --          --      48,900
 Payments on line of
  credit...............      (32)     --        --         --         --          --         --
 Proceeds from issuance
  of mandatorily
  redeemable class B
  units................      413      300    51,750        --         --       51,750        --
 Proceeds from
  revolving loan
  facility.............      --       --        --         --         779         --       6,435
 Repurchase of members'
  capital..............      --       --    (51,750)       --         --      (51,750)       --
 Proceeds
  from/(repayment of)
  notes payable........      662      295     2,500      1,500        --        1,500     (3,457)
 Distributions to
  members..............   (2,353)  (7,457)  (16,354)    (8,063)    (8,912)   (12,652)    (63,772)
                         -------  -------  --------    -------   --------   ---------   --------
   Net cash used in
    financing
    activities.........   (1,310)  (6,862)  (13,854)    (6,563)    (8,133)    (11,152)   (11,894)
                         -------  -------  --------    -------   --------   ---------   --------
Net increase (decrease)
 in cash and cash
 equivalents...........      313    1,102       511        546     (1,448)       (842)    (1,735)
Cash and cash
 equivalents, beginning
 of year...............        4      317     1,419      1,419      1,930       1,419      1,930
                         -------  -------  --------    -------   --------   ---------   --------
Cash and cash
 equivalents, end of
 year..................  $   317  $ 1,419  $  1,930    $ 1,965   $    482   $     577   $    195
                         =======  =======  ========    =======   ========   =========   ========

Supplemental
 disclosures of cash
 flow information:
 Cash paid during the
  period for interest..  $    14  $    98  $    201    $    81   $    175   $     144   $    370
                         =======  =======  ========    =======   ========   =========   ========
 Fixed assets acquired
  under capital lease..  $   --   $   --   $    --     $   --    $    655   $     --    $    765
                         =======  =======  ========    =======   ========   =========   ========



   The accompanying notes are an integral part of these financial statements.

                           SOMERA COMMUNICATIONS, LLC

                         Notes To Financial Statements

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited

Note 1--Formation and Business of the Company:

  Somera Communications, LLC (the "Company") was formed as a Limited Liability Company in 1995 under the laws of the State of California. The Company is a provider of telecommunications infrastructure equipment and services to telecommunications carriers. The Company provides customers with a combination of new and de-installed equipment.

Note 2--Summary of Significant Accounting Policies:

 Basis of Presentation

  Commencing with fiscal 1997, the Company's fiscal years are on a 52 or 53 week basis. The 1997 and 1998 years which ended on December 28, 1997 and January 3, 1999 were 52 and 53 week periods, respectively. The six month periods presented ended on June 28, 1998 and July 4, 1999 respectively and the nine month periods presented ended on September 27, 1998 and October 3, 1999 respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  All of the Company's revenue is derived from the sale of products. Revenue is recognized upon shipment of product by the Company provided that, at the time of shipment, there is evidence of contractual arrangement with the customer, the fee is fixed and determinable and collection of the resulting receivable is probable. Reserves for equipment returns and warranty obligations are recorded at the time of shipment and are based on the historical experience of the Company.

 Income Taxes

  The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes are not payable, or provided for, by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

 Concentration of Credit Risk and Other Risks and Uncertainties

  Financial instruments which potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. The

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited

Company places its temporary cash with two high credit quality financial institutions in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

  During the year ended December 31, 1996 one customer accounted for 11.4% of net revenue. During the year ended December 31, 1997 one customer accounted for 10.1% of net revenue. During the year ended December 31, 1998 one customer accounted for 10.2% of net revenue and 12.0% of the total accounts receivable at December 31, 1998. No individual customer accounted for more than 10% of net revenue in the six months ended June 30, 1999.

  During the six months ended June 30, 1999 one supplier accounted for 11.0% of new and de-installed equipment purchases.

 Financial Instruments

  The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, borrowing under revolving loan facility, accounts payable and notes payable approximate fair value due to their short-term maturities.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original or remaining maturity of three months or less, at the date of purchase, to be cash equivalents.

 Inventories

  Inventories, which are comprised of finished goods held for resale, including de-installed equipment, are stated at the lower of cost (determined on an average cost basis) or net realizable value. Costs may include refurbishment costs associated with repairing and reconfiguring de-installed equipment held for resale. Inventories are stated net of provisions for obsolete and slow moving items.

 Property and Equipment

  Property and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. These lives vary from three to seven years.

  Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or remaining lease term on a straight-line basis.

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


  Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Gains and losses on dispositions of property and equipment are included in net income.

  During 1999 the Company adopted the provisions of Accounting Standards Executive Committee ("AcSEC") Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Any costs capitalized are depreciated on a straight-line basis over the lesser of the estimated useful life of three years or the term of the lease.

 Stock-based Compensation

  The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 or APB 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options, and presents disclosure of pro forma information required under Statement of Financial Accounting Standards No. 123 or SFAS 123, "Accounting for Stock-Based Compensation."

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


 Net Income Per Unit

  Basic net income per unit is computed by dividing the net income for the period by the weighted average number of units outstanding during the period. Diluted net income per unit is computed by dividing the net income for the period by the weighted average number of units and equivalent units outstanding during the period. Equivalent units, composed of units issuable upon the exercise of options and warrants, are included in the diluted net income per unit computation to the extent such units are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and pro-forma diluted net loss per unit follows (in thousands, except per unit data):

                                                  Six Months Ended      Nine Months Ended
                         Year Ended December 31,      June 30,            September 30,
                         ----------------------- ------------------- -----------------------
                          1996    1997    1998      1998      1999      1998        1999
                         ------- ------- ------- ----------- ------- ----------- -----------
                                                 (unaudited)         (unaudited) (unaudited)
Numerator
  Net income             $ 3,123 $ 9,693 $19,181   $ 9,585   $11,090   $13,447     $16,725
                         ------- ------- -------   -------   -------   -------     -------
Denominator
  Weighted average
   units--basic.........  37,500  38,052  38,063    38,063    38,063    38,063      38,063
  Dilutive effect of
   options and warrants
   to purchase units....      --      --      --        --         6        --          52
                         ------- ------- -------   -------   -------   -------     -------
  Weighted average
   units--diluted.......  37,500  38,052  38,063    38,063    38,069    38,063      38,115
                         ------- ------- -------   -------   -------   -------     -------
  Net income per unit--
   basic................ $  0.08 $  0.25 $  0.50   $  0.25   $  0.29   $  0.35     $  0.44
                         ======= ======= =======   =======   =======   =======     =======
  Net income per unit--
   diluted.............. $  0.08 $  0.25 $  0.50   $  0.25   $  0.29   $  0.35     $  0.44
                         ======= ======= =======   =======   =======   =======     =======


 Comprehensive Income

  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130 or SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. There was no difference between the Company's net income and its total comprehensive income for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 (unaudited) and June 30, 1999, and for the nine months ended September 30, 1998 (unaudited) and September 30, 1999 (unaudited).

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


 Unaudited Interim Results

  The accompanying interim financial statements as of September 30, 1999 and for the periods ended June 30, 1998, September 30, 1998 and September 30, 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the option of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects the Company's financial position as of September 30, 1999 and its results of operations and its cash flows for the six months ended June 30, 1998 and for the nine months ended September 30, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to this period are unaudited.

 Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

Note 3--Balance Sheet Accounts (in thousands):

                                       December 31,
                                       --------------  June 30,  September 30,
                                        1997    1998     1999        1999
                                       ------  ------  --------  -------------
                                                                  (unaudited)
Property and equipment, net


Computer and telephone equipment ..... $  142  $  486  $ 1,265      $1,520
Office equipment and furniture........     32     124      191         195
Warehouse equipment...................     28      73       75          90
Leasehold improvements................      8      80      159         181
                                       ------  ------  -------      ------
                                          210     763    1,690       1,986
Less accumulated depreciation and
 amortization.........................    (79)   (216)    (310)       (390)
                                       ------  ------  -------      ------
                                       $  131  $  547  $ 1,380      $1,596
                                       ======  ======  =======      ======

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


  Depreciation and amortization expense for the years ended December 31, 1996, 1997 and 1998, the six months ended June 30, 1998 and 1999 and the nine months ended September 30, 1998 and 1999 amounted to $25,000, $54,000, $137,000,
$46,000 (unaudited), $94,000, $85,000 (unaudited) and $175,000 (unaudited), respectively.

  Included in computer and telephone equipment is an amount of approximately $655,000 and $830,000 (unaudited) representing assets held under capital lease as of June 30, 1999 and September 30, 1999 respectively. These represent costs incurred to date in respect of software, hardware and related costs arising from the implementation of the Company's new accounting system. No depreciation or amortization has been charged on these amounts for the six months ended June 30, 1999 and for the nine months ended September 30, 1999 as the implementation was not complete.

Note 4--Notes Payable:

  Notes payable to related parties include amounts payable to two of the Company's members. At December 31, 1997 and 1998, June 30, 1999, the aggregate amount of notes payable to these members was $319,000, $619,000, $619,000, respectively. These notes bear interest at rates of 10% and 13% per annum.

  Also included in notes payable to related parties is an amount of $1,000,000 issued in March 1998 to an outside partnership, of which a member is a general partner. This amount remains outstanding at December 31, 1998 and June 30, 1999. This note bears interest at 10% per annum and is due in March 2000.

  Notes payable bear interest at rates varying between 8% and 13% per annum, and all notes mature at dates between 2000 and 2002. Repayment terms are interest only with principal due on maturity date. The notes are unsecured.

  Repayments due on notes payable in each of the next three years are as follows (in thousands):

   Year Ending December 31,
   2000................................................................  $2,500
   2001................................................................     585
   2002................................................................     372
                                                                        -------
                                                                          3,457
   Less: current portion...............................................  (1,500)
                                                                        -------
   Notes payable--net of current portion...............................  $1,957
                                                                        =======

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


  On October 8, 1997, the Company entered into a revolving line of credit facility of $2,500,000. There were no borrowings on this facility during each of the years ended December 31, 1997 and 1998. On January 12, 1999, the Company replaced this facility with a new revolving line of credit with the same bank. The facility includes a fixed amount of $2,000,000 plus an amount based on a percentage of eligible accounts receivable and inventory with a maximum amount of $17,000,000 available. The facility matures on January 31, 2001 and bears interest at LIBOR plus 2% (7.75% at June 30, 1999). Any drawings on this facility are collateralized by all assets of the Company. There was $779,000 outstanding on this facility at June 30, 1999.

Note 5--Commitments:

  The Company is obligated under several operating leases for both office and warehouse space. The lease terms range in length from five years to seven years. Rent expense, net of sublease income, for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 was $60,000, $131,000, $297,000, $127,000 (unaudited) and $234,000, respectively.

  On June 1, 1999, the Company entered into a five year lease for new warehouse space. The lease terms include two options to renew for three years and rentals of $38,000 are due on a monthly basis.

  Future minimum lease payments, under noncancelable operating and capital leases at June 30, 1999 are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   1999.......................................................  $  91   $   466
   2000.......................................................    273       926
   2001.......................................................    272       918
   2002.......................................................    182       918
   2003.......................................................    --        706
   Thereafter.................................................    --        451
                                                                -----   -------
     Total minimum lease payments.............................    818   $ 4,385
                                                                        =======
     Less amount representing interest........................    (98)
                                                                -----
     Present value of capital lease obligations...............    720
     Less current portion.....................................   (179)
                                                                -----
       Capital lease obligations--net of current portion......  $ 541
                                                                =====

  Under the terms of the lease agreements, the Company is also responsible for internal maintenance, utilities and a proportionate share (based on square footage occupied) of

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited property taxes. The Company is also exposed to credit risk in the event of default of the subleasee, because the Company is still liable to meet its obligations under the terms of the original lease agreement.

Note 6--Members' Capital (Deficit):

  Members' capital includes two classes of units--Class A and Class B. At December 31, 1997 there were 34,313,000 Class A and 3,750,000 Class B units outstanding. At December 31, 1998 and June 30, 1999 there were 23,993,000 Class A units and 14,070,000 Class B units outstanding. Each unit represents the members proportionate allocation of net income or net loss.

  On July 23, 1998, the Company authorized the issuance and sale of an aggregate of 14,070,000 Class B units, which represented approximately 37.0% of the outstanding units. Consideration of $51,750,000 was received in cash for the sale of these units. The Company then authorized the repurchase of an aggregate of 12,821,000 Class A units and an aggregate of 1,249,000 Class B units for an aggregate amount of $51,750,000. Each of the remaining 2,501,000 Class B units were exchanged for one Class A unit.

  The Class A units participate in the net income of the company based on their percentage ownership. In addition, the holder of each Class A unit is entitled to one vote per unit. The Class B units outstanding at June 30, 1999 differ from the Class A units as follows:

  (a) On a change in ownership the Class B unit holders may elect to redeem all or any part of the Class B units at an amount equal to the greater of:

    (i)  the original cost thereof; or

    (ii) an amount equal to the number of Class B units to be redeemed multiplied by the maximum consideration payable with respect to any unit in such a change of ownership.

  (b) In the event of the bankruptcy of the Company, all of the Class B units are subject to immediate redemption at a price equal to the original cost thereof.

  (c) The Class B units convert automatically on the closing of a firm commitment underwritten public offering of the Company's (or a corporate successor's) equity securities resulting in proceeds to the Company or such corporate successor (net of underwriting discounts and commissions and related offering expenses) of at least $30 million at a price per share to the public of at least 200% of the original cost of each Class B unit.

  (d) In a winding up or liquidation of the Company, the Class B units are paid out in preference to the Class A units up to the amount of the original cost of the Class B units.

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


  The members' liability is limited to the total balance held in the members' capital account.

  In May 1999, the Company effected a 2,500-for-1 split of the then outstanding Class A and Class B units. The effect of this split has been retroactively reflected throughout the financial statements.

 Warrants

  In May 1999, warrants exercisable into 95,155 Class A units were issued in consideration for recruitment services. The warrants become fully exercisable upon a merger or consolidation of the Company or upon completion of the Company's initial public offering. The warrants are exercisable at $7.57 per unit and have a two year term. The fair value of the warrants of approximately $193,000 has been recorded as an expense in the six months ended June 30, 1999. This was estimated using the Black-Scholes model and the following assumptions: dividend yield of 0%; volatility of 40%; risk free interest rate of 5.58% and a term of two years.

 Unit Option Plan

  In May 1999 the Company adopted the 1999 unit option plan (the "Plan") under which 2,003,000 Class A units were reserved for issuance of stock options to employees, directors, or consultants under terms and provisions established by the Board of Managers. Under the terms of the Plan, incentive options may be granted to employees, and nonstatutory options may be granted to employees, directors and consultants, at prices no less than 100% and 85%, respectively, of the fair market value of the Class A units at the date of grant, as determined by the Board of Members. Options granted under the Plan vest at a rate of 25% after one year with the remaining vesting evenly over the next three years. The options expire ten years from the date of grant.

Activity under the Plan is set forth below:

                                                 Options Outstanding
                                      -----------------------------------------
                                                           Weighted
                                                           Average   Remaining
                           Available            Price per  Exercise Contractual
                           for Grant    Units      Unit     Price      Life
                           ---------  --------- ---------- -------- -----------
  Units reserved at plan
   inception, May 1999.... 2,003,000
  Options granted on May
   15, 1999...............  (660,093)   660,093 $     7.57  $7.57      9.61
                           ---------  --------- ----------  -----      ----
  Balances, June 30,
   1999................... 1,342,907    660,093 $     7.57  $7.57
  Options granted on July
   13, 1999...............  (830,000)   830,000       8.50   8.50      9.78
                           ---------  --------- ----------  -----      ----
  Balances, September 30,
   1999 (unaudited).......   512,907  1,490,093 $7.57-8.50  $8.09       9.7
                           =========  ========= ==========  =====      ====

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited

  At June 30, 1999 no options outstanding were exercisable. The weighted average fair value of options granted during the six months ended June 30, 1999 was $1.84 per unit.

 Pro-forma Unit Compensation

  The Company has adopted the disclosure-only provisions of SFAS 123 for option grants to employees. Had compensation cost been determined based on the fair value at the grant date for the awards in 1999 consistent with the provisions of SFAS 123, the Company's net income for 1999 would have been as follows (in thousands, except per unit data):

                                                                    Six Months
                                                                  Ended June 30,
                                                                       1999
                                                                  --------------
   Net income--as reported.......................................    $11,090
   Net income--as adjusted.......................................    $11,052
   Net income per unit--basic as reported........................    $  0.29
   Net income per unit--basic as adjusted........................    $  0.29
   Net income per unit--diluted as reported......................    $  0.29
   Net income per unit--diluted as adjusted......................    $  0.29

  The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following assumptions:

                                                                    Six Months
                                                                  Ended June 30,
                                                                       1999
                                                                  --------------
   Risk-free interest rate.......................................      5.65%
   Expected life (in years)......................................         5
   Dividend yield................................................         0%
   Expected volatility...........................................         0%

  As the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

Note 7--401(k) Savings Plan:

  In February 1998, the Company adopted a 401(k) Savings Plan (the "Savings Plan") which covers all employees. Under the Savings Plan, employees are permitted to contribute up to 15% of gross compensation not to exceed the annual IRS limitation for any plan year ($10,000 in 1999). The Company matches 25% of employee contributions for all employees who receive less than 50% of their total compensation in the form of commissions. The Company made matching contributions of $15,000, $5,000 (unaudited), $8,000, $10,000 (unaudited) and $14,000 (unaudited) for the year ended December 31, 1998, for the six

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited months ended June 30, 1998 and 1999 and for the nine months ended September 30, 1998 and 1999, respectively.

Note 8--Geographic Information:

  The Company has adopted Statement of Financial Accounting Standards No. 131, or SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 31, 1997. SFAS 131 supersedes Statement of Financial Accounting Standards No. 14, or SFAS 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and also requires interim reporting of segment information. The Company markets products and related services to customers in the United States, Canada, Europe and Latin America.

  Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is the chief executive officer. To date the Company has reviewed its operations in principally two segments. The chief operating decision assesses performance based on the gross profit generated by each segment.

  The Company does not report operating expenses, depreciation and amortization, interest expense, capital expenditures or identifiable net assets by segment. All segment revenues are generated from external customers.

                                                    New   De-installed  Total
                                                  ------- ------------ -------
   Year ended December 31, 1996
     Revenue..................................... $   --    $10,149    $10,149
                                                  -------   -------    -------
     Gross profit................................ $   --    $ 4,617    $ 4,617
                                                  -------   -------    -------
   Year ended December 31, 1997
     Revenue..................................... $ 3,072   $31,531    $34,603
                                                  -------   -------    -------
     Gross profit................................ $   562   $13,454    $14,016
                                                  -------   -------    -------
   Year ended December 31, 1998
     Revenue..................................... $17,098   $55,088    $72,186
                                                  -------   -------    -------
     Gross profit................................ $ 3,341   $25,713    $29,054
                                                  -------   -------    -------
   Six Months ended June 30, 1999
     Revenue..................................... $14,021   $38,813    $52,834
                                                  -------   -------    -------
     Gross profit................................ $ 2,148   $16,663    $18,811
                                                  -------   -------    -------
   Nine Months ended September 30, 1999
    (unaudited)
     Revenue..................................... $26,672   $60,362    $87,034
                                                  -------   -------    -------
     Gross profit................................ $ 4,281   $26,075    $30,356
                                                  -------   -------    -------

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited

  Net revenue information by geographic area is as follows (in thousands):

                                                                          Net
                                                                        Revenue
                                                                        -------
   Year ended December 31, 1996:
     United States..................................................... $ 9,454
     Canada............................................................     392
     Latin America.....................................................     302
     Other.............................................................       1
                                                                        -------
       Total........................................................... $10,149
                                                                        =======
   Year Ended December 31, 1997:
     United States..................................................... $28,907
     Canada............................................................     409
     Latin America.....................................................   5,204
     Other.............................................................      83
                                                                        -------
       Total........................................................... $34,603
                                                                        =======
   Year Ended December 31, 1998:
     United States..................................................... $57,958
     Canada............................................................     895
     Latin America.....................................................  13,051
     Other.............................................................     282
                                                                        -------
       Total........................................................... $72,186
                                                                        =======
   Six Months Ended June 30, 1999:
     United States..................................................... $45,760
     Canada............................................................   1,178
     Latin America.....................................................   5,547
     Other.............................................................     349
                                                                        -------
       Total........................................................... $52,834
                                                                        =======

  All long lived assets are maintained in the United States.

Note 9--Unaudited Pro-forma Balance Sheet Data:

  Prior to the effectiveness of the public offering by Somera Communications, Inc., a Delaware Corporation ("Somera Delaware"), the unit holders of the Company will exchange all of their outstanding units for shares of common stock of Somera Delaware and the corporation will succeed the limited liability company. Due to the reclassification of the Company as a C Corporation the members deficit will be reclassified as additional paid in capital. Additionally, as a result of this reorganization the Company will become a taxable entity and a deferred tax asset, arising from the difference in the tax and book basis of the Company's net assets, of approximately $17,000,000 will be recorded in net income. The effects of the

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited reorganization, which include the one for one exchange of all outstanding units Class A and B, for common shares in Somera Delaware, the reclassification of the members deficit as additional paid in capital and the creation of the deferred tax asset have been presented as a separate column in the Company's balance sheet assuming that the reorganization had occurred at September 30, 1999.

Note 10--Subsequent Events:

 Distribution to Members

  In July 1999 the Company paid a distribution to members of approximately $6,359,000.

 Loan to Officer

  On July 12, 1999 the Company entered into a mortgage loan agreement under which it advanced $600,000 to an officer of the Company. The mortgage loan has a term of eight years, is interest free and is secured on the principal residence of the officer. Under the terms of the mortgage loan the amount advanced will be forgiven as to $50,000 on each of the first four anniversaries of the note and $100,000 on each of the fifth through eighth anniversaries.

  The loan can be forgiven in full in the event that the officer's employment is either terminated without cause or is constructively terminated within 12 months of a change in control of the Company. If the officer's employment with the Company ceases for any other reason, including death or disability, the remaining balance becomes repayable to the Company. The term of repayment is dependent upon the reason for the officer's employment ceasing and ranges from six to eighteen months from the date of termination of employment.

  As a result of the above, the Company will record a compensation charge equal to the amount forgiven for each period the loan is outstanding.

 Option Grants and Warrant Issuance

  On July 13, 1999, the Company issued stock options to two officers and one outside director resulting in unearned stock-based compensation of $830,000 which will be recorded and amortized over the vesting period, generally four years of the underlying options. The charge will be amortized to net income as follows: $244,000 for the remainder of 1999, $367,000 on 2000, $148,000 in
2001, $63,000 in 2002 and $8,000 in 2003. In addition, the Company issued a warrant to purchase 112,500 shares of common stock in exchange for services. The warrants were immediately vested and will result in a one-time charge of $337,000 to be recorded in the Company's third quarter results.

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited

 Term Loan and Revolving Loan Facility

  On August 31, 1999, the Company signed an agreement under which a syndicate of banks provided a $50,000,000 term loan and $15,000,000 revolving loan facility.

  The term loan matures on August 31, 2004 and the Company is required to make quarterly payments of principal and interest. The term loan and revolving credit facility are secured by all of the Company's assets.

 Distribution to Members and Repayment of Notes Payable

  On August 31, 1999, the Company paid a distribution of $48,500,000 to its members. In addition, the Company repaid the notes payable described in Note 4 to these financial statements.

 Stock Split

  On September 9, 1999 the Company approved a 3 for 2 split of its Class A and B units which will be effected prior to any exchange of outstanding units for shares of common stock of Somera Delaware. All unit data and unit option plan information have been restated to reflect the effect of the forward split.

  On September 9, 1999 the Board of Managers resolved to take all actions necessary to assist Somera Delaware in the preparation, execution and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the public offering by Somera Delaware of up to $127,075,000 of its authorized but unissued shares of Common Stock.

  On October 19, 1999 the Board of Managers increased the number of units issuable under the unit option plan to a total of 3,400,000 units. The Board of Managers also approved grants of 1,453,250 unit options to employees at an exercise price of $11.00 per unit, which represents the fair market value of the units. The unit options shall vest and become exercisable 25% at the end of the first year and thereafter at the rate of 1/48th per month.

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


Note 11--Pro-forma net income per unit

  Prior to the effectiveness of the initial public offering of its common stock, the Company's operations, assets and liabilities will be assumed by Somera Communications Inc, a "C" Corporation. As a result the future earnings of the Company will be liable to both federal and state income taxes. The pro forma effect of such income taxes on the Company's net income and net income per unit, assuming a 40% effective tax rate is presented in the table below:

                                                             Nine months
                            Year ended December 31,      ended September 30,
                            -------------------------  -----------------------
                             1996     1997     1998       1998        1999
                            -------  -------  -------  ----------- -----------
                                                       (unaudited) (unaudited)
Net income as reported..... $ 3,123  $ 9,983  $19,181    $13,447     $16,725
Income tax expense--pro
 forma.....................  (1,249)  (3,877)  (7,672)    (5,626)     (6,690)
                            -------  -------  -------    -------     -------
Net income as adjusted.....   1,874    5,816   11,509      7,821      10,035
                            =======  =======  =======    =======     =======
Weighted average units--
 basic.....................  37,500   38,052   38,063     38,063      38,063
                            =======  =======  =======    =======     =======
Weighted average units--
 diluted...................  37,500   38,052   38,063     38,063      38,115
                            =======  =======  =======    =======     =======
Net income per unit as
 reported--basic........... $  0.08  $  0.25  $  0.50    $  0.35     $  0.44
                            =======  =======  =======    =======     =======
Net income per unit as
 reported--diluted......... $  0.08  $  0.25  $  0.50    $  0.35     $  0.44
                            =======  =======  =======    =======     =======
Net income per unit as
 adjusted--basic........... $  0.05  $  0.15  $  0.30    $  0.21     $  0.26
                            =======  =======  =======    =======     =======
Net income per unit as
 adjusted--diluted......... $  0.05  $  0.15  $  0.30    $  0.21     $  0.26
                            =======  =======  =======    =======     =======

                           SOMERA COMMUNICATIONS, LLC

           Information as of and for the periods ended June 30, 1998 and September 30, 1998 and 1999 is unaudited


  During the nine months ended September 30, 1999, the Company has made distributions in excess of its earnings to the members. The pro forma per unit data below, gives effect to the increase in the number of units, which when multiplied by an assumed initial offering price of $12 per share of the Company's common stock, would have been sufficient to replace the capital in excess of the earnings being withdrawn.

                                                                  Nine months
                                                     Year ended      ended
                                                    December 31, September 30,
                                                        1998         1999
                                                    ------------ -------------
                                                                  (unaudited)
     Net income as reported........................   $19,181       $16,725
                                                      =======       =======
     Weighted average units as reported--basic.....    38,063        38,063
     Pro forma units issued to replace capital
      deficit......................................     4,087         4,087
                                                      -------       -------
     Weighted average units as adjusted--basic.....    42,150        42,150
                                                      -------       -------
     Weighted average units as reported--diluted...    38,063        38,115
     Pro forma units issued to replace capital
      deficit......................................     4,087         4,087
                                                      -------       -------
     Weighted average units as adjusted--diluted...    42,150        42,202
                                                      -------       -------
     Net income per unit as reported--basic........     $0.50         $0.44
                                                      =======       =======
     Net income per unit as reported--diluted......     $0.50         $0.44
                                                      =======       =======
     Net income per unit as adjusted--basic........     $0.45         $0.40
                                                      =======       =======
     Net income per unit as adjusted--diluted......     $0.45         $0.40
                                                      =======       =======

          In the center of page, an oval containing the Company logo.

                                8,500,000 Shares


                                 [SOMERA LOGO]


                                  Common Stock


                                 -------------

                                   PROSPECTUS
                                        , 1999

                                 -------------


                                Lehman Brothers

                             Dain Rauscher Wessels
                    a division of Dain Rauscher Incorporated

                           Thomas Weisel Partners LLC

                                    Part II

                     Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq/National Market System listing fee.

   SEC Registration Fee............................................... $ 35,327
   NASD Filing Fee....................................................   13,208
   Nasdaq National Market Listing Fee.................................       *
   Printing Costs.....................................................       *
   Legal Fees and Expenses............................................  400,000
   Accounting Fees and Expenses.......................................       *
   Blue Sky Fees and Expenses.........................................       *
   Transfer Agent and Registrar Fees..................................       *
   Miscellaneous......................................................       *
                                                                       --------
       Total.......................................................... $     *
                                                                       ========

--------
* To be filed by amendment

Item 14. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Article IX of our Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and
Article VI of our current Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among Somera Communications, Inc. and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

  Since August 1996, the company has issued and sold the following securities:

  1. In April 1997, the company issued an aggregate of 563,000 of its Class A units to 3 investors for an aggregate cash consideration of $300,000.

  2. On July 23, 1998, the company issued an aggregate of 14,070,000 of its Class B units to 8 accredited investors for an aggregate cash consideration of $51,750,000.

  3. On May 6, 1999, the company issued a warrant to purchase 95,155 of its Class A units with an exercise price of $7.57 per share to a party in partial consideration for the rendering of professional services to the company.

  4. On July 13, 1999, the company issued a warrant to purchase 112,500 of its Class A units with an exercise price of $8.50 per unit to a party in partial consideration for the rendering of professional services to the company.

  5. From May 1999 to October 1999, the company issued an aggregate of 2,943,343 Class A units to employees and an independent director pursuant to the company's 1999 unit option plan with an aggregate exercise price of $28,050,059.

  The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or with respect to issuances to employees, directors and consultants, Rule 701 promulgated under
Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits

  1.1**  Form of Underwriting Agreement.
  3.1**  Certificate of Incorporation of Somera Communications, Inc., a
         Delaware corporation, as currently in effect.
  3.2**  Form of Amended and Restated Certificate of Incorporation of Somera
         Communications, Inc. to be filed immediately following the closing of the offering made under this registration statement.
  3.3**  Bylaws of Somera Communications, Inc., as currently in effect.
  4.1**  Specimen common stock certificate.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 10.1**  Form of Indemnification Agreement between Somera Communications, Inc.
         and each of its directors and officers.
 10.2**  1999 Stock Option Plan and form of agreements thereunder (as adopted
         September 3, 1999).
 10.3**  1999 Employee Stock Purchase Plan (as adopted September 3, 1999).
 10.4**  1999 Director Option Plan and form of agreements thereunder (as adopted September 3, 1999).
 10.5**  Loan Agreement by and between Somera Communications and Fleet National
         Bank, dated August 31, 1999.
 10.6**  Security Agreement by and between Somera Communications and Fleet
         National Bank, dated August 31, 1999.
 10.7**  Employment Agreement between Somera Communications and Jeffrey Miller, dated May 6, 1999.
 10.8    Form of Amended and Restated Employment Agreement between Somera
         Communications and Gary Owen.
 10.9**  Lease dated January 20, 1998 between Santa Barbara Corporate Center,
         LLC and Somera Communications.
 10.10** First Amendment to Lease, dated February 2, 1998, between Santa
         Barbara Corporate Center, LLC and Somera Communications.
 10.11** Second Amendment to Lease, dated February 1, 1999, between Santa
         Barbara Corporate Center, LLC and Somera Communications.
 10.12** Industrial/Commercial Lease, dated May 12, 1999, between Sunbelt
         Properties and Somera Communications.

 10.13** Sublease, dated January 30, 1999, between GRC International, Inc. and
         Somera Communications.
 10.14   Form of Registration Agreement, between Somera Communications, Inc.
         and certain of its stockholders.
 23.1    Consent of PricewaterhouseCoopers LLP.
 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.1).
 24.1**  Powers of Attorney (included on signature page to Registration
         Statement).
 27.1**  Financial Data Schedule.

--------
*  To be supplied by amendment.
** Previously filed.

  (b) Financial Statement Schedules.

                         Schedule
                         --------
             II - Valuation and Qualifying
                Accounts

Item 17. Undertakings.

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California on October 27, 1999.

                                          By:
                                                            *
                                             ----------------------------------
                                                   Daniel A. Firestone
                                                 Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated on October 27, 1999:

             Signatures                            Title                     Date
             ----------                            -----                     ----

                  *                   President, Chief Executive       October 27, 1999
_____________________________________  Officer and Chairman of the
         Daniel A. Firestone           Board (Principal Executive
                                       Officer)

        /s/ Gary J. Owen              Chief Financial Officer          October 27, 1999
_____________________________________  (Principal Financial and
            Gary J. Owen               Accounting Officer)

                  *                   Director                         October 27, 1999
_____________________________________
              Gil Varon

                  *                   Director                         October 27, 1999
_____________________________________
         Walter G. Kortschak

                  *                   Director                         October 27, 1999
_____________________________________
           Peter Y. Chung

                  *                   Director                         October 27, 1999
_____________________________________
            Barry Phelps

*By: /s/ Gary J. Owen
--------------------------------
            Gary J. Owen
           (Attorney-In-Fact)

                                                                     SCHEDULE II

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Members
of Somera Communications, LLC:

  Our audits of the financial statements referred to in our report dated September 9, 1999 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP

San Jose, California
September 9, 1999

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                               Additions
                                    Balance at Charged to            Balance at
                                    Beginning  Costs and               Ending
                                    of Period   Expenses  Deductions of Period
                                    ---------- ---------- ---------- ----------
Year Ended December 31, 1996
  Allowance for sales returns......    $  1       $ 79       $ 41       $ 39
  Allowance for doubtful accounts..       3         49        --          52
  Allowance for write-downs of
   inventory.......................     --         163        128         35

Year Ended December 31, 1997
  Allowance for sales returns......    $ 39       $249       $138       $150
  Allowance for doubtful accounts..      52        145        --         197
  Allowance for write-downs of
   inventory                             35        370        360         45

Year Ended December 31, 1998
  Allowance for sales returns......    $150       $424       $289       $285
  Allowance for doubtful accounts..     197        201        149        249
  Allowance for write-downs of
   inventory.......................      45        634        622         57

Six Months Ended June 30, 1999
  Allowance for sales returns......    $285       $276       $211       $350
  Allowance for doubtful accounts..     249        209        --         458
  Allowance for write-downs of
   inventory.......................      57        615         76        596


                                 Exhibit Index

 Exhibit
 Number                                Description
 -------                               -----------
  1.1**  Form of Underwriting Agreement.
  3.1**  Certificate of Incorporation of Somera Communications, Inc., a
         Delaware corporation, as currently in effect.
  3.2**  Form of Amended and Restated Certificate of Incorporation of Somera
         Communications, Inc. to be filed immediately following the closing of the offering made under this registration statement.
  3.3**  Bylaws of Somera Communications, Inc., as currently in effect.
  4.1**  Specimen common stock certificate.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1**  Form of Indemnification Agreement between Somera Communications, Inc.
         and each of its directors and officers.
 10.2**  1999 Stock Option Plan and form of agreements thereunder (as adopted
         September 3, 1999).
 10.3**  1999 Employee Stock Purchase Plan (as adopted September 3, 1999).
 10.4**  1999 Director Option Plan and form of agreements thereunder (as adopted September 3, 1999).
 10.5**  Loan Agreement by and between Somera Communications and Fleet National
         Bank, dated August 31, 1999.
 10.6**  Security Agreement by and between Somera Communications and Fleet
         National Bank, dated August 31, 1999.
 10.7**  Employment Agreement between Somera Communications and Jeffrey Miller, dated May 6, 1999.
 10.8    Form of Amended and Restated Employment Agreement between Somera
         Communications and Gary Owen.
 10.9**  Lease dated January 20, 1998 between Santa Barbara Corporate Center,
         LLC and Somera Communications.
 10.10** First Amendment to Lease, dated February 2, 1998, between Santa
         Barbara Corporate Center, LLC and Somera Communications.
 10.11** Second Amendment to Lease, dated February 1, 1999, between Santa
         Barbara Corporate Center, LLC and Somera Communications.
 10.12** Industrial/Commercial Lease, dated May 12, 1999, between Sunbelt
         Properties and Somera Communications.
 10.13** Sublease, dated January 30, 1999, between GRC International, Inc. and
         Somera Communications.
 10.14   Form of Registration Agreement, between Somera Communications, Inc.
         and certain of its stockholders.
 23.1    Consent of PricewaterhouseCoopers LLP
 23.2*   Consents of Wilson Sonsini Goodrich & Rosati, P.C. (included in
         Exhibit 5.1)
 24.1**  Powers of Attorney (included on signature page to Registration
         Statement)
 27.1**  Financial Data Schedule

--------
*  To be supplied by amendment.
** Previously filed.